FY2024

Shinhan Financial Group

Convocation Notice of the 24th Annual General Meeting of Shareholders

24th Annual General Meeting of Shareholders

Date / Time

March 26, 2025 10 A.M.
Korea Standard Time (UTC+9)

Place

Auditorium, 20th floor, Shinhan Bank,
20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea

Shinhan Financial Group

A Letter to Shareholders

Dear Valued Shareholders,

I extend my heartfelt gratitude for your unwavering interest and support for Shinhan Financial Group. I sincerely wish you a year filled with warmth and prosperity.

In 2024, Shinhan Financial Group strengthened its financial resilience in preparation for future uncertainties while maintaining solid financial performance.

The past year presented complex challenges, akin to solving a high-level equation. Geopolitical tensions persisted worldwide, while declining market interest rates, increased foreign exchange volatility, and sluggish domestic demand added to the uncertainty. Despite these conditions, Shinhan Financial Group achieved a net income of KRW 4.45 trillion, reflecting a 1.9% increase from the previous year. This was driven by loan asset growth and effective margin management in our banking business. Non-interest income improved in the areas of investment banking, foreign exchange, fund/bancassurance sales, lease, and brokerage, which helped to offset valuation losses from securities reflecting conservative market assumptions. Meanwhile, we bolstered our loss absorption capacity related to real estate PF while improving credit costs by 6.7% year-on-year. These outcomes were achieved through meticulous risk management and the impact of additional provisions accumulated steadily since the COVID-19 period. Thanks to our robust financial fundamentals, we successfully maintained CET1 ratio of 13.06% at the end of 2024, despite sharp fluctuations in foreign exchange rates toward to the end of the year.

Shinhan Financial Group remains committed to enhancing shareholder value.

In 2024, various stakeholders — including the government and individual corporations — worked together to promote the growth and maturity of Korea's capital markets. As a forerunner of Korea Value-up initiatives, Shinhan Financial Group promptly announced a clear and actionable corporate value enhancement plan in July, which led to its inclusion in the Korea Value-up Index introduced by the Korea Exchange. Shinhan Financial Group's commitment to this 'Value-up Plan' was demonstrated through execution. Last year, Shinhan Financial Group returned KRW 1.8 trillion to shareholders through KRW 1.1 trillion in cash dividends and KRW 700 billion in share buyback, resulting in a shareholder return ratio of 40.2%, a 4%p improvement from the previous year. Looking ahead, we will continue to maintain a stable CET1 ratio above 13% by focusing on capital efficient growth while actively controlling RWA growth. Additionally, we will strengthen non-interest income in key areas such as WM, IB to reinforce our strong financial fundamentals. Furthermore, we remain committed to executing our 'Value-up Plan' with predictability and consistency, setting a benchmark for best practices while contributing to the advancement of Korea's capital markets.

This year, we will further strengthen our internal control systems.

Building on the results of the Board discussions, Shinhan Financial Group launched the 'Internal Control Enhancement Project', becoming the first financial group in Korea to establish the Responsibilities Map across banking, credit cards, securities, and insurance. To systematically manage this framework, we developed and implemented the Group-wide Responsibility Execution Management System in January 2025. Moving forward, we will continue to closely monitor and evaluate the execution of executive responsibilities, ensuring that our internal control measures remain highly effective. Moreover, we will strive to embed ethical and compliance awareness into our corporate culture, positioning internal control as a core competitive strength of Shinhan Financial Group.

We are also committed to enhancing the expertise of our Board of Directors and establishing an exemplary governance structure.

To strengthen the Board's expertise, Shinhan Financial Group employs a Board Skills Matrix, which enables us to recruit experts from diverse fields, ensuring well-balanced and comprehensive decision-making. At the upcoming Annual General Meeting of Shareholders, the reappointment of five independent directors —KIM Jo Seol, BAE Hoon, YOON Jaewon, LEE Yong Guk, and KWAK Su Keun — as well as one non-executive director, JUNG Sang Hyuk, will be proposed. Among them, KWAK Su Keun will be recommended as an independent director to serve on the Audit Committee. The agenda also includes the nomination of two new independent directors, YANG In Jip and CHUN Myo Sang. Yang In Jip is a founder and professional executive in the IT software industry, with previous experience as a CEO of a financial institution. CHUN Myo Sang has extensive experience in auditing financial institutions and currently serves as an executive at an AI-driven unicorn company. Their inclusion on the Board is expected to enhance Shinhan Financial Group's AI and digital strategy capabilities while providing valuable insights into internal control activities. Furthermore, the proportion of female directors within the Board will increase from 27%(3 directors) at the end of 2024 to 36%(4 directors) following the AGM, reinforcing our commitment to diversity and inclusion.

Shareholders are cordially invited to attend the Annual General Meeting of Shareholders on March 26.

The agenda items presented at this AGM will serve as critical pillars for the Group's sustainable growth. Detailed explanations regarding these proposals can be found in the forthcoming convocation notice, and we hope this information will assist you in making informed decisions when exercising your valuable voting rights.

Thank you.

March 2025

The Chair of the Board
Shinhan Financial Group
YOON Jaewon

Chief Executive Officer
Shinhan Financial Group
JIN Okdong

Convocation Notice of the 24th Annual General Meeting of Shareholders

Notice is hereby given that the 24th Annual General
Meeting of Shareholders of Shinhan Financial Group
will be held as described hereunder
and your attendance is cordially requested.

Date and Time

March 26, 2025 10 A.M.
Korea Standard Time (UTC+9)

Place

Auditorium, 20th floor, Shinhan Bank,
20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea



Information about the AGM Voting and Resolution

1. Number and Classification of Voting Shares

The record date for exercising voting rights at the Annual General Meeting of Shareholders is December 31, 2024. As of the record date, there are 503,445,325 common shares. The number of shares eligible for exercising voting rights is 498,859,764, after deducting 4,585,561 treasury shares.

2. E-voting

Shinhan Financial Group complies with Article 368 (4) of the Commercial Act and allows electronic voting, delegating the management of the system to the Korea Securities Depository. Shareholders may exercise their voting rights individually via e-voting without attending the meetings in person, as specified below.

(1) **Where:** (From PC) https://evote.ksd.or.kr
(From Mobile) https://evote.ksd.or.kr/m

(2) **When:** From 9 a.m. on March 14, 2025
until 5 p.m. on March 25, 2025
(Korea Standard Time, UTC+9)
* Available 24 hours a day during the given voting period

(3) **How:** Voting right shall be exercised by each Agenda Item through public certification supported by the Korea Securities Depository

(4) **On Amendments:** Should an amendment agreement be submitted on the proposed agenda item(s) at the general shareholders' meeting, votes cast through the e-voting system are considered as abstentions.

3. Method of Resolutions

Pursuant to Article 368 (1) of the Commercial Act, Agenda Item No. 1, 3 and 6 shall be passed by a majority of the votes cast by the attending shareholders and at least one-fourth of the total issued shares that are entitled to vote.

Pursuant to Article 434 of the Commercial Act, Agenda Item No. 2 shall be passed if at least two-thirds of the voting rights exercised by the attending shareholders, and at least one-third approval of the total issued shares.

Pursuant to Article 409 (2) of the Commercial Act, shareholders who own more than 3% of the Company's voting rights are not entitled to have voting rights above that 3% for Agenda Item No. 4 and 5. The agenda Item No. 4 and 5 shall be passed by a majority of the votes cast by the attending shareholders and at least one-fourth of a total of 469,618,494 shares, which excludes shares with restricted voting rights of 3% or more out of the total number of issued shares of 498,859,764 shares with voting rights.

4. Additional Information

Shinhan Financial Group has engaged and appointed Morrow Sodali Korea as our proxy solicitor to act on our behalf in relation to our 24th Annual General Meeting to be held on March 26, 2025.

Table of Contents

0.
Proxy Summary

Shinhan Financial Group

Proxy Summary

The following summarizes the agenda to be voted on at the 24th Annual General Meeting of Shareholders.

Your vote is important to us. Please review the entire convocation notice carefully before voting.

The Board of Directors recommends you vote **IN FAVOR** of all the proposed agenda items.

Agenda to be voted on

Item No.		Agenda Item	Page
Agenda 1		Approval of Financial Statements and Annual Dividends for FY2024 (Jan 1, 2024 – Dec 31, 2024)	08
Agenda 2		Approval of Amendment to the Articles of Incorporation	13
	Agenda 2-1	Amendment to the Articles of Incorporation Regarding the Establishment of the Internal Control Committee	15
	Agenda 2-2	Amendment to the Articles of Incorporation Regarding the Record Date for Quarterly Dividends	15
Agenda 3		Election of Directors (1 Non-Executive Director and 6 Independent Directors)	18
	Agenda 3-1	Re-election of Mr. JUNG Sang Hyuk as Non-Executive Director	23
	Agenda 3-2	Re-election of Ms. KIM Jo Seol as Independent Director	24
	Agenda 3-3	Re-election of Mr. BAE Hoon as Independent Director	25
	Agenda 3-4	Re-election of Ms. YOON Jaewon as Independent Director	26
	Agenda 3-5	Re-election of Mr. LEE Yong Guk as Independent Director	27
	Agenda 3-6	Election of Mr. YANG In Jip as Independent Director	28
	Agenda 3-7	Election of Ms. CHUN Myo Sang as Independent Director	29
Agenda 4		Election of an Independent Director who will serve as an Audit Committee Member	55
		Re-election of Mr. KWAK Su Keun as an Independent Director who will serve as an Audit Committee Member	57
Agenda 5		Election of Audit Committee Members (3 Members)	55
	Agenda 5-1	Re-election of Mr. BAE Hoon as an Audit Committee Member	58
	Agenda 5-2	Re-election of Ms. YOON Jaewon as an Audit Committee Member	
	Agenda 5-3	Election of Mr. LEE Yong Guk as an Audit Committee Member	
Agenda 6		Approval of the Director Remuneration Limit	60

1.
Financial Performance

(Agenda 1)

Approval of Financial Statements and
Annual Dividends

Shinhan Financial Group

FY2024 Financial Performance

Agenda 1

Approval of Financial Statements and Annual Dividends

(Separate Financial Statements & Consolidated Financial Statements for fiscal year 2024
(January 1, 2024 - December 31, 2024), including Statements of Appropriation of Retained Earnings

Voting Item(s)

Pursuant to Article 449 of the Commercial Act, the Board seeks shareholders' approval of
the Company's separate financial statements and consolidated financial statements for FY2024.

Audited financial statements with the independent auditor's opinion are disclosed separately
on the Company website (https://www.shinhangroup.com) and can be found
on EDGAR of the US. Securities and Exchange Commission website (https://www.sec.gov).

RECOMMENDATION:

Vote **FOR** the approval of financial statements and annual dividends.

FY2024 Financial Performance

Business Results of FY2024 (consolidated basis)

In 2024, despite challenges posed by heightened financial market volatility, Shinhan Financial Group ("the Group" or "the Company") achieved a net income of KRW 4.45 trillion, up 1.9% year-on-year. This was driven by a stable growth in operating profit, primarily led by the banking sector, the Group's core business segment, along with a reduction in credit costs.

The Group's core revenue source, net interest income, increased by 5.4% year-on-year, despite a declining market interest rate environment. This was achieved through preemptive loan asset expansion in response to market funding demand and efficient margin management.

However, despite the increase in fee income, non-interest income declined by 5.0% compared to the previous year due to expanded losses related to securities and derivatives and a decrease in insurance income.

However, through continued cost efficiency efforts, SG&A costs were well managed at a stable level, and the Group's cost to income ratio(CIR) remained similar to the previous year. Additionally, despite securing maximum loss absorption capacity through provisions related to real estate, the Group's credit cost ratio(CCR) improved by 8%p year-on-year.

Despite heightened exchange rate volatility at year-end, the CET1 ratio was maintained above 13%, demonstrating stable capital management. Furthermore, the Group continued its quarterly equal cash dividend policy and consistently executed share buybacks and cancellations throughout the year without any interruptions.

Going forward, Shinhan Financial Group will remain committed to strong financial stability, efficient capital ratio management, and the faithful execution of its highly transparent and visible shareholder return policy.



Consolidated Net Income (KRW billion)

ROE

FY2024 Financial Performance (continued)

Financial Highlights (KRW Billion)

	FY2024	FY2023	Y/Y	Y/Y %
Operating Income before Expenses (a=b+c)	14,674.3	14,247.4	426.9	3.0%
Interest Income (b)	11,402.3	10,817.9	584.4	5.4%
Non-interest Income (c)	3,272.0	3,429.5	-157.5	-4.6%
SG&A Expenses (d)	6,116.2	5,895.3	220.9	3.7%
Operating Income (e=a-d)	8,558.1	8,352.1	206.0	2.5%
Non-operating Income (f)	-429.6	-135.9	-293.7	n.a.
Pre-provision Income (g=e+f)	8,128.5	8,216.2	-87.7	-1.1%
Provision for Credit Losses (h)	2,099.4	2,251.2	-151.8	-6.7%
Earnings before Income Tax (i=g-h)	6,029.1	5,965.0	64.1	1.1%
Income Tax	1,470.9	1,487.0	-16.0	-1.1%
Consolidated Net Income	4,450.2	4,368.0	82.1	1.9%
Cost to Income Ratio (%)	41.7%	41.4%		0.3%p
Credit Cost Ratio (%)	0.49%	0.57%		-0.08%p
CET1 Ratio (Group)	13.06%	13.17%		-0.11%p

Shareholder Return

Shareholder Return in 2024

In 2024, the Group's shareholder return ratio improved to 40.2%, up 4.2%p from 36.0% in the previous year. This achievement reflects the Board of Directors and management's commitment to enhancing shareholder value, backed by stable capital management.

The Group continued to maintain capital policy visibility through quarterly equal dividends, and pursued efforts to address our undervaluation by distributing KRW 1.1 trillion in cash dividends and share buyback of KRW 700 billion.

Shareholder Return Policy

Shinhan Financial Group is implementing a consistent and expedited shareholder return policy, primarily centered on quarterly equal cash dividends and share buybacks. The Group introduced quarterly dividends in the second quarter of 2021.

The shareholder return ratio has been steadily improving, and the Group plans to expand this ratio to approximately 50% by 2027, aligning with our 'Value-up Plan'.

Additionally, the Group will flexibly implement share buybacks and cancellations based on PBR improvement stages while continuously increasing DPS. A combination of various shareholder return strategies will be executed in a dynamic and adaptable manner. Furthermore, the Group plans to increase the total dividend payout, despite the reduction in the number of outstanding shares due to share buybacks and cancellations.

Going forward, Shinhan Financial Group will maintain strong financial stability, respond flexibly to capital regulatory changes, and ensure efficient capital ratio management, all while actively pursuing its shareholder return policy.



Shareholder Return Ratio (Including preferred shares, KRW bil.)

- Share buybacks
- Cash dividends
- ○ Shareholder Return Ratio

	FY2020	FY2021	FY2022	FY2023	FY2024
Dividend per Share	KRW 1,500	KRW 1,960	KRW 2,065	KRW 2,100	**KRW 2,160**
Total Amount of Dividend (Common + Preferred Shares)	KRW 804 bil.	KRW 1,047 bil.	KRW 1,093 bil.	KRW 1,086 bil.	**KRW 1,088 bil.**
Share Buybacks	KRW 150 bil.	-	KRW 300 bil.	KRW 485.9 bil.	**KRW 700.0 bil.**
Shareholder Return Ratio (Common + Preferred Shares)	27.9%	26.0%	30.0%	36.0%	**40.2%**

2.
Amendment to the Articles of Incorporation

(Agenda 2)

Approval of Amendment to the Articles of Incorporation

🜲 Shinhan Financial Group

Amendments to the Articles of Incorporation

Agenda 2

Approval of Amendment to the Articles of Incorporation

Pursuant to Article 4, Paragraph 1 of the Internal Code of Corporate Governance and Article 10, Paragraph 1, Items 2 and 3 of the Board of Directors' Regulation, we hereby request that the shareholders to approve the partial amendment to the Articles of Incorporation.

RECOMMENDATION:

Vote **FOR** the approval of amendment to the Articles of Incorporation.

Agenda 2-1: Amendment to the Articles of Incorporation Regarding Establishment of the Internal Control Committee

Agenda 2-2: Amendment to the Articles of Incorporation Regarding the Record Date for Quarterly Dividends

Rationale for Amendment to the Articles of Incorporation

The Board of Directors of Shinhan Financial Group has proposed an amendment to the Articles of Incorporation as an agenda item for the upcoming Annual General Meeting of Shareholders. Through this amendment, the Group aims to :

1) Establish the Internal Control Committee within the Board of Directors (Article 48)
2) Clarify the scope of internal control and risk management policy deliberation and resolutions (Article 46)
3) Enhance the quarterly dividend procedure in alignment with financial regulatory policies (Article 59-2)

Agenda 2-1:
Amendment to the Articles of Incorporation Regarding Establishment of the Internal Control Committee

The Articles of Incorporation are being amended to reflect the Act on the Corporate Governance of Financial Companies, which came in to effect on July 3, 2024, enabling the Board of Directors to deliberate and resolve on the establishment and oversight on internal control and risk management policies.

- Addition of Article 46, Paragraph 4, Item 5-2:
  Establish the Board's authority to deliberate and resolve internal control and risk management policies

- Amendment to Article 48, Paragraph 1, Item 10:
  Establish the Internal Control Committee as a Sub-committee

These revisions aim to strengthen internal control through a robust legal and institutional framework while enhancing management transparency.

Agenda 2-2:
Amendment to the Articles of Incorporation Regarding the Record Date for Quarterly Dividends

To increase transparency in the quarterly dividend process and improve investor predictability, the Articles of Incorporation will also be revised to allow the record date for quarterly dividends to be determined by Board resolution.

- Amendment to Article 59-2, Paragraphs 1 and 2:
  - Record date for quarterly dividends can be set by Board resolution
  - Public announcement required at least two weeks prior to the record date.

This amendment will allow investors to make informed decisions after dividend confirmation, contributing to enhancing shareholder value.

The Board of Directors of Shinhan Financial Group believes that these amendments will strengthen internal controls and increase shareholder value. We kindly request the support of our shareholders in approving these changes.

Proposed Changes to the Articles of Incorporation

AS-IS	TO-BE	Remarks
Agenda 2 -1 : Amendment to the Articles of Incorporation Regarding Establishment of the Internal Control Committee		
Article 1~Article 45 (Omitted)	Article 1~Article 45 (Same as current)	
Article 46 (Resolutions of the Board of Directors) ① ~ ③ (Omitted) ④ The Board of Directors shall deliberate and decide on the following matters. 1.~4. (Omitted) 5. Matters concerning the enactment, amendment and abolition of the risk management standards and internal control standards; **(Established)** 6.~8. (Omitted) Article 47 (Omitted)	**Article 46 (Resolutions of the Board of Directors)** ① ~ ③ (Same as current) ④ The Board of Directors shall deliberate and decide on the following matters. 1.~4 (Same as current) 5. (Same as current) **5-2 Matters concerning the establishment and supervision of internal control and risk management policies;** 6.–8. (Same as current) Article 47 (Same as current)	• Establish Article 46 ④ 5-2 to incorporate additional matters for deliberation and resolution by the Board of Directors, in accordance with Article 15 ① 5-2 of the Revised Act on Corporate Governance of Financial Companies (the "Corporate Governance Act"), which entered into force on July 3, 2024.
Article 48 (Committees) ① The Company shall operate the following committees within the Board of Directors at all times. 1.~9. (Omitted) **(Established)** 10. Other committees deemed necessary by the Board of Directors. ② ~ ③ (Omitted) Article 49~Article 59 (Omitted)	**Article 48 (Committees)** ① The Company shall operate the following committees within the Board of Directors at all times: 1.~9. (Same as current) 10. **Internal Control Committee;** **11.** Other committees deemed necessary by the Board of Directors ② ~ ③ (Same as current) Article 49~Article 59 (Same as current)	• Amend Article 48 ① 10. to establish the Internal Control Committee as a committee of the Board of Directors in accordance with Article 16 ① 5 of the Revised Corporate Governance Act, which entered into force on July 3, 2024. • Renumber the current Article 10 as Article 11.

Proposed Changes to the Articles of Incorporation

AS-IS	TO-BE	Remarks
Agenda 2 -2 : Amendment to the Articles of Incorporation Regarding the Record Date for Quarterly Dividends		
Article 59-2 (Quarterly Dividends) ① The Company may pay quarterly dividends under Article 165-12 of the Financial Investment Services and Capital Markets Act to its shareholders, who are registered in the Company's final register of shareholders as of the end of March, June and September of each year. Quarterly dividends shall be paid in cash.	**Article 59-2 (Quarterly Dividends)** ① **Pursuant to Article 165-12 of the Financial Investment Services and Capital Markets Act, the Company may pay quarterly dividends in the form of cash payout to shareholders within 45 days after the end of the third month, sixth month and ninth month, respectively, from the date of commencement of a business year by resolution of the Board of Directors.**	• Amend Article 59-2 ① and ② to reflect amendments to the laws regarding the record date for quarterly dividends – Article 165-12 ① of the Revised Financial Investment Services and Capital Market Act, which entered into force on January 21, 2025 – and the revisions in the standardized articles of incorporation published by the Korea Listed Companies Association
② Quarterly dividends referred to in Paragraph ① above shall be paid by a resolution of the Board of Directors; provided, however, that such resolution shall be made within 45 days from each record date referred to in Paragraph ① above.	② **The Company may, by resolution of the Board of Directors, set a record date for the determination of shareholders entitled to receive dividends under paragraph ①, and if the record date is set, it shall be announced two weeks prior to the record date.**	
③ ~ ⑤ (Omitted)	③ ~ ⑤ (Same as current)	
Article 60~Article 61 (Omitted)	Article 60~Article 61 (Same as current)	
ADDENDUM(1)~(16) (Omitted) **(Established)**	ADDENDUM(1)~(16) (Same as current) **ADDENDUM(17) Article 1 (Effective Date)** **These Articles of Incorporation shall become effective as the date of the 24th Annual General Meeting of Shareholders.**	• Establish ADDENDUM (17)

3.
Election of Directors

(Agenda 3)

Election of Directors

(1 Non-Executive Director and 6 Independent Directors)



Election of Directors

Agenda 3

Election of Directors

(1 Non-Executive Director and 6 Independent Directors)

Voting Item(s)

Pursuant to Article 382 of the Commercial Act and

Article 37 of the Company's Articles of Incorporation,

we seek shareholders' approval to elect directors.

At the 24th Annual General Meeting of Shareholders, the following 7

directors will seek the approval of appointment from shareholders.

※ One independent director who becomes a member of the audit committee shall be elected as a separate agenda.

Agenda 3-1: Re-election of Mr. JUNG Sang Hyuk (Non-Executive Director)
Agenda 3-2: Re-election of Ms. KIM Jo Seol (Independent Director)
Agenda 3-3: Re-election of Mr. BAE Hoon (Independent Director)
Agenda 3-4: Re-election of Ms. YOON Jaewon (Independent Director)
Agenda 3-5: Re-election of Mr. LEE Yong Guk (Independent Director)
Agenda 3-6: Election of Mr. YANG In Jip (Independent Director)
Agenda 3-7: Election of Ms. CHUN Myo Sang (Independent Director)

RECOMMENDATION:

Vote FOR each director nominee.

Overview

The Board of Directors of Shinhan Financial Group, as the highest standing decision-making body of the Company, decides on major matters of the Company, while also supporting the management to conduct responsible management through sound checks and balances.

To this end, the Board of Directors consists of independent directors who bring expertise and competencies from extensive professional backgrounds, shareholder-recommended independent directors, as well as executive and non-executive directors who are experienced leaders in the financial services industry.

The Board is currently composed of 11 directors: 1 executive director, 1 non-executive director and 9 independent directors. In March 2025, the term expires for 7 independent directors (YOON Jaewon, KWAK Su Keun, KIM Jo Seol, BAE Hoon, LEE Yong Guk, JIN Hyun-duk, CHOI Jae Boong) and 1 non-executive director (JUNG Sang Hyuk).

For the 24th Annual General Meeting of Shareholders, 2 independent directors (YANG In Jip and CHUN Myo Sang) are recommended for new appointment, while 4 independent directors (KIM Jo Seol, BAE Hoon, YOON Jaewon, LEE Yong Guk) and 1 non-executive director (JUNG Sang Hyuk) are recommended for reappointment. One independent director (KWAK Su Keun) is recommended as an independent director candidate to become a member of the Audit Committee. (Please refer to page 57 for more on the Independent Director Nominee for Audit Committee member)

Directors JIN Hyun-duk and CHOI Jae Boong retired at the end of their terms.

Current Board Composition				After the 24th AGM	
Director (Gender)	Independence	Director Since	Term to expire in March 2025	Director (Gender)	Independence
YOON Jaewon (F)	Independent (Chair)	2020.3.24	●	KWAK Su Keun (M)	Independent
KWAK Su Keun (M)	Independent	2021.3.24	●	KIM Jo Seol (F)	Independent
KIM Jo Seol (F)	Independent	2022.3.24	●	BAE Hoon (M)	Independent
BAE Hoon (M)	Independent	2021.3.24	●	SONG Seongjoo (F)	Independent
SONG Seongjoo (F)	Independent	2024.3.24	-	YANG In Jip (M)	Independent
LEE Yong Guk (M)	Independent	2021.3.24	●	YOON Jaewon (F)	Independent
JIN Hyun-duk (M)	Independent	2020.3.24	●	LEE Yong Guk (M)	Independent
CHOI Young-Gwon (M)	Independent	2024.3.24	-	CHUN Myo Sang (F)	Independent
CHOI Jae Boong (M)	Independent	2021.3.24	●	CHOI Young-Gwon (M)	Independent
JIN Okdong (M)	Executive	2023.3.24	-	JIN Okdong (M)	Executive
JUNG Sang Hyuk (M)	Non-executive	2023.3.24	●	JUNG Sang Hyuk (M)	Non-executive

Overview (Continued)

The Board of Directors of Shinhan Financial Group held a total of 14 meetings in 2024, while the sub-committees under the Board actively conducted 58 meetings. All directors maintained an attendance rate of 100%, demonstrating their responsible roles and active engagement in supporting the Group's sustainable growth.

The proportion of independent directors on the Board is 82%, ensuring its independence, and the Chairs of 6 out of 7 sub-committees are chaired by independent directors. Furthermore, 5 sub-committees are comprised entirely of independent directors, securing transparency and objectivity. Through this structure, the Board facilitates balanced deliberations and effective management decision-making.



2024 Board Composition and Activities

The Board of Directors
(9 Independent Directors, 1 Executive Director and 1 Non-Executive Director)

IND 82%   ED / NED 18%

Chair: YOON, Jaewon (Independent Director)

Audit Committee	Risk Management Committee	Remuneration Committee	ESG Strategy Committee	CEO Recom. Committee	IND & Audit Committee Member Recom. Committee	Subsidiary's CEO Recom. Committee
Independent Director 100%	Independent Director 100%	Independent Director 100%	Independent Director 60%	Independent Director 100%	Independent Director 100%	Independent Director 80%
Chair: KWAK Su Keun **(IND)**	**Chair:** SONG Seongjoo **(IND)**	**Chair:** CHOI Young-Gwon **(IND)**	**Chair**: LEE Yong Guk **(IND)**	**Chair:** YOON Jaewon **(IND)**	**Chair:** CHOI Jae Boong **(IND)**	**Chair:** JIN Okdong **(ED)**

2024 Board Activities

14 Board Meetings

58 Board Committees Meetings

100% Director Attendance Rate

Additional Board Activities (Total 5 Sessions):
- **3 Board Workshops** (Discussions on AI adoption strategy, enhancing proprietary asset management competitiveness, mid-term financial targets, the outlook for the 2025 financial environment, and the Group management plans, etc.)
- **2 Board Discussions** (Discussions on matters related to the Hong Kong H-Index ELT, the direction for the Board composition in 2025 and the operating guidelines for the Internal Control Committee, etc.)

As of end of FY 2024

Overview (Continued)

If all proposed agenda items for the appointment of directors are approved at the 24th Annual General Meeting of Shareholders, the Board of Directors of Shinhan Financial Group will be composed of experts with extensive experience in key specialized fields such as finance, law, accounting, and ESG, thereby contributing to the Group's management strategy and risk management.

Moreover, with 82% of its members being independent directors, the Board will uphold a transparent and fair decision-making structure. Additionally, with 36% of the Board being female, it aims to enhance gender diversity and establish an inclusive decision-making framework for sustainable growth.



The Board Composition (After the 24th AGM)

Board Independence (Persons)

% of Independent Directors
82% (9 out of 11)

■ Independent Director (82%)
■ Executive Director (9%)
■ Non-Executive Director (9%)

Key Expertise (Persons)

- Finance — 5
- Economics — 2
- Accounting — 3
- Business Mgmt. — 6
- Digital · ICT — 1
- Int'l Business & Capital Market — 7
- Legal & Internal Control — 2
- Risk Management — 1
- Consumer Protection · ESG — 2

Note) Multiple application

Gender Diversity (Persons)

% of Female directors
36% (4 out of 11)

■ Female (36%)
■ Male (64%)

Board Gender Diversity Trend

No. of Female Directors / Total No. of Directors [Proportion (%)]

- 2022: 2/14 (14%)
- 2023: 2/11 (18%)
- 2024: 3/11 (27%)
- 2025(e): 4/11 (36%)

Director Nominees (Reappointment)



Non-executive Director Nominee: **JUNG Sang Hyuk**

01	**Date of Birth**	November 26, 1964
02	**Nominator**	Board of Directors
03	**Relation to the Largest Shareholder**	None
04	**Business Transaction with SFG**	None
05	**Delinquency**	None
06	**Management of Insolvent Companies**	None
07	**Reasons for Statutory Disqualification**	None
08	**Term of Office**	2 years (March 2025 – March 2027)
09	**New Appointment**	Reappointment (Director since March 2023)
10	**If Incumbent, Prior Year BOD Meeting Attendance Rate**	100%
11	**Education**	Bachelor of International Economics, Seoul National University
12	**Main Work Experience**	2023 - Current CEO, Shinhan Bank 2021 - 2023 Vice CEO, Head of Business Management Planning, Shinhan Bank 2020 - 2021 Executive Director, Head of Business Management Planning, Shinhan Bank 2009 - 2013 Head of Customer Satisfaction Center, Shinhan Bank

Key Activities of the Director Nominee in 2024

Director JUNG Sang Hyuk attended all Board meetings held in 2024 and all meetings of ESG Strategy Committee, where he serves as a member. Throughout the year, he provided insightful opinions at Board meetings and Board workshops, especially on the business management and strategies of Shinhan Bank, Shinhan Financial Group's flagship subsidiary. He has also contributed to the Board of Directors in effectively fulfilling its assigned roles and responsibilities. His key contributions included: assessing the appropriateness of the Group's management plan based on the macroeconomic outlook; suggesting engagement methods with stakeholders, including investors and proxy advisors; proposing and discussing the direction of the Group's ESG management; reviewing and advising on organizational restructuring in alignment with the Group's strategic objectives; and, participating in discussions on the establishment of the 2025 Group management plan.

Reasons for Recommendation

As the current CEO of Shinhan Bank, JUNG Sang Hyuk possesses a deep expertise in both the traditional banking sector and emerging industry trends. His extensive field experience, including a strong track record in retail and corporate banking, enables him to provide valuable insights to the Board.

Having served at Shinhan Bank for over 30 years, he has a profound understanding of the Group's purpose and core values. His ability to facilitate collaboration among subsidiaries has been instrumental in enhancing Board discussions on subsidiaries' business management agendas.

In a challenging economic environment marked by increasing uncertainty, he has maintained stable and solid performance while driving organizational innovation and change management. His leadership, characterized by open communication and strategic vision, has strengthened the Group's adaptability. By offering well-founded recommendations on the Group's strategic direction while sharing and coordinating key subsidiary management matters, he is expected to further enrich Board discussions. Accordingly, he has been recommended for reappointment as a Non-Executive Director.

Director Nominees (Reappointment)



Independent Director Nominee: KIM Jo Seol

01	**Date of Birth**	December 5, 1957
02	**Nominator**	Independent Director and Audit Committee Member Recommendation Committee
03	**Relation to the Largest Shareholder**	None
04	**Business Transaction with SFG**	None
05	**Delinquency**	None
06	**Management of Insolvent Companies**	None
07	**Reasons for Statutory Disqualification**	None
08	**Term of Office**	1 year (March 2025 – March 2026)
09	**New Appointment**	Reappointment (Director since March 2022)
10	**If Incumbent, Prior Year BOD Meeting Attendance Rate**	100%
11	**Education**	Ph.D. in Economics, Osaka City University
12	**Main Work Experience**	2023 - Current Standing Director and President, Northeast Asian Society
		2020 - Current Professor, Osaka University of Commerce Department of Economics
		2020 - Current Professor Emeritus at Shinshu University
		2017 - 2019 Member of Peaceful Unification Advisory Council

Key Activities of the Director Nominee in 2024

Director KIM Jo Seol attended all Board meetings held in 2024, as well as meetings of all Board committees, where she serves as a member – Remuneration Committee, ESG Strategy Committee, and Independent Director and Audit Committee Member Recommendation Committee. In total, she dedicated 389 hours to Board and committee meetings, agenda reviews, and training sessions.

Through her participation in Board meetings and workshops, she contributed to the Board's decision-making process by: reviewing the composition and operational plans of the Board and its committees; assessing the Board's collective suitability; discussing the scale and timing of quarterly dividend payouts; contributing to the establishment of the 2025 Group management plan; evaluating the appropriateness of management appointments at Group's subsidiaries; and, reviewing the responsibilities map to ensure clear role definition within the Group.

Despite residing overseas, she attended all meetings to participate in major decision-makings, demonstrating a firm commitment and strong sense of responsibility as an independent director.

Reasons for Recommendation

KIM Jo Seol, is a Korean-Japanese professor of economics at a Japanese university and a female economist with a deep understanding of Northeast Asian economies. She has a long-standing interest in human rights advocacy and has conducted extensive research in social welfare and minority rights.

Recognized for her logical approach and strong ethical standards, she has effectively integrated her academic expertise with diverse real-world experiences to advise on the Group's ESG strategy. Given her continued contributions to financial consumer protection and corporate development, she has been recommended for reappointment by unanimous consensus of the Independent Director and Audit Committee Member Recommendation Committee.

Director Nominees (Reappointment)



Independent Director Nominee: BAE Hoon

01	Date of Birth	March 30, 1953
02	Nominator	Independent Director and Audit Committee Member Recommendation Committee
03	Relation to the Largest Shareholder	None
04	Business Transaction with SFG	None
05	Delinquency	None
06	Management of Insolvent Companies	None
07	Reasons for Statutory Disqualification	None
08	Term of Office	1 year (March 2025 – March 2026)
09	New Appointment	Reappointment (Director since March 2021)
10	If Incumbent, Prior Year BOD Meeting Attendance Rate	100%
11	Education	Ph.D. in Law, Kyoto University

12	Main Work Experience	2003 - Current	Representative Attorney, Orbis Legal Profession Corporation
		2002 - 2006	Director, LAZAK (Lawyers Association of Zainichi Korea)
		1985	Passed the Japanese Bar Examination
		1979	Assistant Certified Public Accountant

Key Activities of the Director Nominee in 2024

Director BAE Hoon attended all Board meetings held in 2024, as well as meetings of all Board committees, where he serves as a member – Audit Committee, CEO Recommendation Committee, and Subsidiary CEO Recommendation Committee. In total, he dedicated 487 hours to Board and committee meetings, agenda reviews, and training sessions.

Throughout the year, he made contributions to the Board's decision-making process by: reviewing the appropriateness of the Group's dividend policies; assessing the impact of share buyback and cancellations; evaluating Board composition and committee operations; reviewing the Board's collective suitability criteria; contributing to the formulation of the 2025 Group management plan; advising on legal aspects of major management decisions to strengthen internal controls; and, evaluating the appropriateness of management appointments at Group's subsidiaries.

Despite residing overseas, he remained fully engaged in Board and committee activities, demonstrating unwavering dedication and accountability – qualities that go beyond the number of hours worked.

Reasons for Recommendation

A Korean-Japanese lawyer based in Japan, BAE Hoon, specializes in corporate legal advisory services. Holding dual qualifications as a lawyer and a Japanese Certified Public Accountant (CPA), he possesses deep expertise in a wide range of issues including corporate debt collection and rehabilitation.

His rational legal judgment has strengthened the Group's transparent and responsible management. By sharing insights on governance structures and financial policies from international companies, he has enriched Board discussions on best practices.

As a member of the Audit Committee, he has provided valuable guidance on compliance issues while demonstrating fairness and independence in his decision-making. Given his continued contributions, he has been recommended for reappointment by unanimous consensus of the Independent Director and Audit Committee Member Recommendation Committee.

Director Nominees (Reappointment)



Independent Director Nominee: **YOON Jaewon**

01	Date of Birth	August 29, 1970
02	Nominator	Independent Director and Audit Committee Member Recommendation Committee
03	Relation to the Largest Shareholder	None
04	Business Transaction with SFG	None
05	Delinquency	None
06	Management of Insolvent Companies	None
07	Reasons for Statutory Disqualification	None
08	Term of Office	1 year (March 2025 – March 2026)
09	New Appointment	Reappointment (Director since March 2020)
10	If Incumbent, Prior Year BOD Meeting Attendance Rate	100%
11	Education	Master / Ph.D. in Business Administration, Korea University
12	Main Work Experience	2023 - Current Non-executive member, Accounting Standards Board, Korea Accounting Institute 2017 - Current Vice President, Korean Tax Association 2015 - Current Taxation Development Review Committee Member, Ministry of Strategy and Finance 2004 - Current Professor, College of Business Administration, Hongik University

Key Activities of the Director Nominee in 2024

Director YOON Jaewon attended all Board meetings held in 2024, as well as meetings of all Board committees, where she serves as a member — Audit Committee, CEO Recommendation Committee, and Subsidiary's CEO Recommendation Committee. In total, she dedicated 495 hours to Board and committee meetings, agenda reviews, and training sessions.

As Chair of the Board, YOON Jaewon diligently fulfilled her responsibilities by synthesizing and coordinating the perspectives of various directors, ensuring that Board discussions were comprehensive and that decisions reflected well-balanced deliberation. She also actively engaged with financial authorities, voicing the Board's positions on key matters. Additionally, she took a proactive approach in strengthening compliance, urging the Group to implement robust improvement measures, while closely monitoring management activities to ensure the effectiveness of internal controls.

In addition, through Board meetings and Board workshops held throughout the year, she contributed to the Board fulfilling its given roles and responsibilities through activities such as: reviewing the appropriateness of the dividend policy; reviewing and suggesting the impact of share buyback and cancellations; reviewing the composition and the operational plans of the Board and its committees; reviewing the Board's collective suitability; discussing the establishment of the 2025 Group Management Plan; and, evaluating the appropriateness of management appointments at Group's subsidiaries.

Reasons for Recommendation

The Director nominee is a distinguished accounting expert, currently serving as a professor of accounting at Hongik University. She holds an American Certified Public Accountant (CPA) license and has actively contributed to various tax and accounting-related academic societies and committees, including the Ministry of Strategy and Finance's Tax Development Deliberation Committee and the Korea Accounting Standards Board. Her deep expertise makes her well-suited to oversee and monitor the Group's financial management as an independent director.

As a female Chair of the Board, she has led with a balanced approach, ensuring that Board operations remain both effective and efficient. Her soft leadership style, combined with a strong sense of responsibility, has facilitated meaningful discussions on key management issues, allowing the Board to conduct thorough reviews and drive well-informed decisions. Given her significant contributions, she has been recommended for reappointment by unanimous consensus of the Independent Director and Audit Committee Member Recommendation Committee.

Director Nominees (Reappointment)



Independent Director Nominee: LEE Yong Guk

01	Date of Birth	May 11, 1964
02	Nominator	Independent Director and Audit Committee Member Recommendation Committee
03	Relation to the Largest Shareholder	None
04	Business Transaction with SFG	None
05	Delinquency	None
06	Management of Insolvent Companies	None
07	Reasons for Statutory Disqualification	None
08	Term of Office	1 year (March 2025 – March 2026)
09	New Appointment	Reappointment (Director since March 2021)
10	If Incumbent, Prior Year BOD Meeting Attendance Rate	100%
11	Education	J.D. Harvard University Law School Public and International Affairs B.A. Princeton University
12	Main Work Experience	2024 - Current Senior Counsel, Cleary Gottlieb Steen & Hamilton LLP 2024 - Current Adjunct Professor, Seoul National University Law School 2020 - Current Adjunct Professor, Handong University International Law School 1992 - 2019 Attorney, Cleary Gottlieb Steen & Hamilton LLP

Key Activities of the Director Nominee in 2024

Director LEE Yong Guk attended all Board meetings held in 2024, as well as meetings of all Board committees, where he serves as a member – Risk Management Committee, ESG Strategy Committee, and Subsidiary's CEO Recommendation Committee. In total, he dedicated 463 hours to Board and committee meetings, agenda reviews, and training sessions.

The Director nominee actively contributed to Board discussions by offering well-reasoned opinions and strategic advice on major management issues. He carefully considered the perspectives of various stakeholders, ensuring that discussions remained balanced, fair, and objective. His thoughtful approach helped foster constructive dialogue, ultimately strengthening the Board's decision-making process. Throughout the year, he contributed to fulfilling the Board's responsibilities by: assessing the impact of share buybacks and cancellations and providing recommendations; reviewing and evaluating the appropriateness of Board composition; reviewing the Board's collective suitability; contributing to the establishment of the 2025 Group Management Plan; advocating for discussions on digital and AI initiatives; and, requesting enhanced education and training programs on anti-money laundering and internal controls.

Reasons for Recommendation

The Director nominee is a seasoned legal expert with extensive experience at a leading global law firm, where he specialized in financial advisory services, including M&A, bond issuance, and IPOs. Drawing on his deep industry knowledge, he has consistently provided sound, objective, and well-reasoned insights, thereby promoting sound management of the Company.

His broad domestic and international experience has allowed him to offer valuable comparative perspectives on global financial institutions. In particular, he has made significant contributions to discussions on risk management and regulatory compliance, including global regulatory trends, Recovery and Resolution Plan (RRP) frameworks, ESG risk management, and anti-money laundering measures.

Recognized for his diligence and professionalism, he has demonstrated a strong commitment to his role, attending all Board meetings and meticulously reviewing agenda items in advance. Given his meaningful contributions and steadfast dedication, he has been recommended for reappointment by unanimous consensus of the Independent Director and Audit Committee Member Recommendation Committee.

Director Nominees (New appointment)



Independent Director Nominee: YANG In Jip

01	Date of Birth	July 16, 1957
02	Nominator	Independent Director and Audit Committee Member Recommendation Committee
03	Relation to the Largest Shareholder	None
04	Business Transaction with SFG	None
05	Delinquency	None
06	Management of Insolvent Companies	None
07	Reasons for Statutory Disqualification	None
08	Term of Office	2 years (March 2025 – March 2027)
09	New Appointment	New appointment
10	If Incumbent, Prior Year BOD Meeting Attendance Rate	-
11	Education	Ph.D. Waseda University School of Commerce MBA University of Southern California
12	Main Work Experience	2018 - Current CEO, ONYCOM Co., Ltd 2013 - 2016 Chair, Korean Business Association(KOBA) in Japan 2012 - 2017 Head of Global Business, HITEJINRO Co., Ltd 2007 - 2012 President, JINRO Japan Co., Ltd 2003 - 2006 CEO, Ssangyong Fire & Marine Insurance Co., Ltd 1998 - 2003 Founder and CEO, ONYCOM Co., Ltd

Reasons for Recommendation

The Director nominee is a distinguished IT expert who founded ONYCOM Co., Ltd., a software development company, in 1998. ONYCOM specializes in solutions and software that leverage big data, machine learning, artificial intelligence, and the Internet of Things(IoT), as well as mobile application development and ICT system quality verification. The nominee not only possesses deep knowledge of businesses utilizing digital technologies but also has significant expertise in ICT technologies.

Beyond technological expertise, the nominee has demonstrated strong managerial leadership by actively fulfilling corporate social responsibilities. Through ONYCOM's Labor-Management Development Foundation, he has led initiatives supporting women with career gaps in reentering the workforce, including direct participation in employment programs.

In addition to his IT and entrepreneurial background, the nominee has extensive experience in the financial sector, having served as CEO of a non-life insurance company and CEO of an overseas subsidiary of a major domestic corporation. Notably, while working in Japan, he served as the 19th Chairman of the Japan-Korea Business Association, where he provided strategic guidance on Korea-Japan relations and advised Korean companies on enhancing their sales capabilities in the Japanese market.

Amid growing economic uncertainty driven by recessionary pressures, exchange rate volatility, and intensifying cross-industry competition, the nominee's diverse experience and expertise are expected to play a crucial role in helping the Group navigate challenges and achieve its strategic goals. Given his strong qualifications and ability to provide valuable guidance, he has been recommended for appointment with unanimous approval from the Independent Director and Audit Committee Member Recommendation Committee.

Director Nominees (New appointment)



Independent Director Nominee: CHUN Myo Sang

01	Date of Birth	May 20, 1980
02	Nominator	Independent Director and Audit Committee Member Recommendation Committee
03	Relation to the Largest Shareholder	None
04	Business Transaction with SFG	None
05	Delinquency	None
06	Management of Insolvent Companies	None
07	Reasons for Statutory Disqualification	None
08	Term of Office	2 years (March 2025 – March 2027)
09	New Appointment	New appointment
10	If Incumbent, Prior Year BOD Meeting Attendance Rate	-
11	Education	B.A. Kyoto University School of Economics MBA University of Southern California
12	Main Work Experience	2021 - Current Head of Planning & Administration SmartNews, Inc. 2014 - 2016 Researcher and Accounting Advisor, Development Bank of Japan Inc. 2010 - 2020 Manager, KPMG FAS 2007 - 2009 Senior Manager, ORIX Corp. 2006 - 2007 Manager, Arata Kansa Hojin (Currently "PwC Japan") Senior Associate, 2003 - 2006 ChuoAoyama Kansa Hojin (Currently "PwC Japan")

Reasons for Recommendation

The Director nominee is a professional in accounting holding a Japanese Certified Public Accountant(CPA) qualification. With extensive experience at leading accounting firms, she specialized in auditing financial institutions, including banks and securities companies, gaining deep expertise in accounting and internal controls. Notably, at KPMG FAS(Financial Advisory Services), she was recognized for her capabilities in restructuring, mergers and acquisitions(M&A), and other financial advisory services.

After completing an MBA in the United States, the nominee joined SmartNews Inc., a unicorn company operating an AI-driven global news application in Japan. In this role, she has expanded her expertise beyond finance and accounting to include strategic planning and corporate management. Additionally, during her tenure at KPMG, she was seconded to the Japan Policy Investment Bank as an accounting advisor, further demonstrating her expertise and credibility in the field.

Given the evolving financial landscape, where internal control is increasingly critical, her extensive experience in consulting and auditing financial institutions, combined with her strategic planning and management expertise, is expected to provide valuable insights into the Group's management and strategic direction. Furthermore, her strong analytical skills and attention to detail will enhance the Board's oversight function, ensuring rigorous checks and balances on the management.

In recognition of her qualifications and ability to contribute meaningfully to internal control and governance, she has been unanimously recommended for appointment by the Independent Director and Audit Committee Member Recommendation Committee.

< 29 >

Board Composition

1. Board Composition

The Board consists of 3 to 15 directors in accordance with Article 36 of the Company's Articles of Incorporation and Article 5 of the Board of Directors' Regulation. The reason for defining the minimum number of 3 directors reflects Article 383 Paragraph 1 of the Commercial Act and limiting it to maximum of 15 directors is for the efficiency of the decision-making process.

The Board, as the highest decision-making body of the Company, oversees the management and the stewardship of subsidiaries in each financial sector and maintains sufficient size within the scope prescribed by the regulations to strengthen its professional decision making. The Board has consistently maintained a composition with a majority of independent directors, with at least 8 independent members on the Board.

As of the end of 2024, the Board consists of 11 directors (1 executive, 1 non-executive, and 9 independent directors), and the proportion of independent directors within the Board is 82%.

2. Qualification Requirement for the Board

The Board stipulates qualifications of directors in compliance with both external and internal regulations, and directors must meet all the qualifications throughout their tenure.

(1) Qualification Requirements Pursuant to External Regulations

① Act on Corporate Governance of Financial Companies Article 5 Paragraph 1 (Qualification Requirements for Executives)
② Act on Corporate Governance of Financial Companies Article 6 Paragraph 1 (Qualification Requirements for Independent Directors)
③ Enforcement Decree of the Act on Corporate Governance of Financial Companies Article 7 (Qualification Requirements for Executives)
④ Enforcement Decree of the Act on Corporate Governance of Financial Companies Article 8 (Qualification Requirements for Independent Directors)
⑤ Commercial Act Article 382 Paragraph 3 (Appointment of Directors, Relationship with the Company, and Independent Directors)
⑥ Commercial Act Article 542.8 Paragraph 2 (Appointment of Outside Directors)

(2) Qualification Requirements Pursuant to Internal Regulations

① **Executive director (CEO)**

CEO, the executive director, must be under 67 years of age at the time of appointment.

Should the CEO over 67 years of age be reappointed, the term of office must not exceed 70 years of age. (Article 7 of the Internal Code of CEO Recommendation Committee)

The candidate for CEO who shares the Company's vision with morality, drives to promote Shinhan values with business expertise and organizational management capabilities, and strives for public interest and sound management shall be recommended. (Article 9 Paragraph 2 of the Internal Code of CEO Recommendation Committee)

② **Non-executive director**

Should the candidate for non-executive director accept any loan transactions from the Company or any subsidiary of the Company, the credit review committee or any other related committee of the subsidiaries is required to verify the appropriateness thereof. Non-executive directors who do not concurrently serve as full-time employees of the Company are required to meet the qualifications equivalent to those of independent directors. Only under strict deliberation of the Board, candidates who are recommended by those who hold equity relationship through partnership or inter-shareholder agreement shall be appointed. (Article 10 Paragraph 3 of the Board Management Committee Regulation)

※ To strengthen the recommendation process of candidates for non-executive directors, the articles of incorporation and bylaws were amended on March 25, 2021. Thereby the Board Steering Committee was abolished, and the authority was transferred to the Board.

③ **Independent director**

Both positive and negative requirements are reflected in the articles of incorporation and Internal Code of Corporate Governance:
(Negative requirements) The director must not be an independent director of any other company except for subsidiaries of the Company; and,
(Positive requirements) The director shall have profound expertise, fairness with ethical and fiduciary responsibility.

Board Composition (Continued)

3. Board Independence

Pursuant to Article 6 (Qualification Requirements for Independent Directors) of the Act on Corporate Governance of Financial Companies and Article 8 (Qualification Requirements for Independent Directors) of the Enforcement Decree of the same Act, the Company appoints independent directors who meet board independence criteria. The Company has also stipulated its own Guidelines for Board Independence.

(1) Mandatory appointment of the Chair of the Board amongst independent directors

To enhance board independence and to strengthen sound checks on management, apart from the laws and regulations, the Chair of the Board has been appointed among independent directors since March 2010. YOON Jaewon, an independent director, holds the post as of December 31, 2024.

(2) Reinforcement of the Board independence in relation with governance management

To strengthen the independence of recommendation for directors and audit committee candidates, Independent Director and Audit Committee Member Recommendation Committee consist only of independent directors. As of December 31, 2024, the Committee comprises 4 members of independent directors: the Chair CHOI Jae Boong, KIM Jo Seol, SONG Seongjoo, and JIN Hyun-duk.

(3) Distribution of authority in recommending executive candidates

Regarding the recommendation of executive candidates, the Company runs CEO Recommendation Committee, Independent Director and Audit Committee Member Recommendation Committee, and Subsidiary's CEO Recommendation Committee. The Company also seeks to avoid any overlap in the members of these committees to prevent concentration of the power to recommend executive candidates to specific few.

4. Collective Suitability of the BOD

Responding to the increasingly complex and diverse financial environment and managing the various risk factors associated with finance requires that financial institutions have independent directors who are experts in their respective fields and who ensure the collective suitability of the BOD as a whole, based on expertise and diversity.

The Company is committed to ensure that the Board of Directors, as the highest decision-making body and a key check on management, continuously maintains collective suitability. To this end, we have explicitly incorporated the principle of diversity, which ensures that no particular interest is disproportionately represented, into our internal governance regulations. Furthermore, we have expanded the areas of expertise beyond the legally required fields of finance, business management, economics, law, and accounting to include areas aligned with the Company's business strategy, such as digital/ICT, global/capital markets, consumer protection/ESG, and risk management. To ensure collective suitability of the Board, the Company actively utilizes the Board Skills Matrix as a key tool.

In the second half of 2023, the Company participated in the "Banking Governance Best Practices Task Force" led by the Financial Supervisory Service and has since been continuously implementing governance improvements based on the insights gained from this initiative.

In 2023, the Company enhanced the evaluation process for independent directors by adjusting the weight of evaluators' input to enhance objectivity. Additionally, a new procedure for incorporating feedback from the Nomination Advisory Group in the director appointment process was newly introduced, reflecting the governance improvement directions established by the task force.

In 2024, the Company further refined the Board Skills Matrix to systematically assess and manage the Board's collective suitability. Clear standards and review mechanisms were also established to ensure its effectiveness.

The Company plans to continue conducting annual evaluations of collective suitability and, if any gaps in expertise are identified, develop remedial measures through Board discussions. The Board is committed to continuously securing the expertise and diversity to suit the evolving business environment.

Board Skills Matrix (after the 24th AGM)

Director	Key Expertise and Main Work Experience								
	Finance	Business Management	Economics	Legal · Internal Control	Financial Planning · Accounting	Digital · ICT	Int'l Business · Capital Markets	Risk Management	Consumer Protection · ESG
KWAK Su Keun		○			●				○
KIM Jo Seol			●				○		○
BAE Hoon				●			○		
SONG Seongjoo	○		○					●	
YANG In Jip	○	○				●	○		
YOON Jaewon		○			●				
LEE Yong Guk				●			○		
CHUN Myo Sang					●		○		
CHOI Young Gwon	○	○					●		
JIN Okdong	●	○					○		
JUNG Sang Hyuk	●	○							

<Note> Classification of Directors' Expertise

Finance	- At least 3 years of experience in a financial company at the executive level or above - Experience of at least 3 years in a position of management or above or 10 years as an employee in a corporation for finance-related work, etc.
Business Management	- Experience of working as a CEO (including a position equivalent to CEO), or working for more than 3 years in a position of management or higher in a corporation - Holds a master's degree or higher in the field of business administration and has more than 5 years of experience working as a researcher or assistant professor or higher at a research institute, university, or related field, etc.
Economics	- More than 5 years of experience working in economics-related work or related policy making, management, and supervision work in economics-related government, public institutions, supervisory agencies, and related organizations and associations - Holds a master's degree or higher in the field of economics and has more than 5 years of experience working as a researcher or assistant professor or higher at a research institute, university, or related field, etc.
Legal· Internal Control	- At least five years of experience in a job related to the practice of law (including as a judge or prosecutor) after being admitted to the bar - Master's degree or higher in a legal field and 5 years of experience as a researcher or assistant professor or above in a research institute, university or related field - Experience in internal control or compliance related work in a financial company or corporation for at least 3 years in a management position or as an employee for at least 10 years - At least 5 years of experience in internal control or compliance-related work or policy-making, management, or supervision in government, supervisory agencies, related organizations, or associations, etc.
Finance Management ·Accounting	- Qualification as a certified public accountant or tax accountant and at least five years of experience in work related to that qualification - Experience in finance management, accounting or taxation related work in a financial company or corporation for at least 3 years in a management position or as an employee for at least 10 years - Master's degree or higher in finance management or accounting and 5 years of experience as a researcher or assistant professor or above in a research institute or university, etc.
Digital·ICT	- Experience in digital or ICT related work in a financial company or corporation for at least 3 years in a management position or as an employee for at least 10 years - At least 5 years of experience as a management level or above, or 10 years of experience as an employee in an organization related to digital or ICT - At least 3 years of experience as a researcher or assistant professor or higher in a research institute or university in a field related to digital or ICT, etc.
International Business· Capital Markets	- 3 or more years of experience as an expatriate in a financial company or entity, or 3 or more years of experience in a global sales and marketing role at the executive level or above - At least 3 years of experience in a foreign-based corporation, institution, or organization - Experience in a company subject to 「Financial Investment Services and Capital Markets Act」 including, securities company, asset management company for at least 3 years in a management position or as an employee for at least 10 years - Experience in asset management related work or policy-making, management, or supervision in government, supervisory agencies, related organizations, or associations, etc.
Risk Management	- Experience in risk management related work in a financial company or corporation for at least 3 years in a management position or as an employee for at least 10 years - At least 5 years of experience in risk management related work or policy-making, management, or supervision in government, supervisory agencies, related organizations, or associations - Holds a master's degree or higher in the field of economics, statistics, or risk management and has more than 5 years of experience working as a researcher or assistant professor or higher at a research institute, university, or related field, etc.
Consumer Protection ·ESG	- At least 5 years of experience in consumer protection-related work or policy-making, management, or supervision in government, supervisory agencies, related organizations, or associations - Holds a master's degree or higher in the field of consumer protection and has more than 5 years of experience working as a researcher or assistant professor or higher at a research institute, university, or related field - At least 5 years of experience in ESG, social contribution-related work or policy-making, management, or supervision in government, supervisory agencies, related organizations, or associations - Holds a master's degree or higher in ESG-related field and has more than 5 years of experience working as a researcher or assistant professor or higher at a research institute, university, or related field, etc.

BOD Sub-Committee Structure

1. Establishment of Sub-committees

The Company has established sub-committees under the Board to enhance efficiency and expertise and to distribute authority to recommend executive candidates.

As end of 2024, the Board consists of seven sub-committees: the Audit Committee, Risk Management Committee, Remuneration Committee, ESG Strategy Committee, Independent Director and Audit Committee Member Recommendation Committee, CEO recommendation Committee, and Subsidiary's CEO Recommendation. Among which the Audit Committee, Risk Management Committee, Remuneration Committee, Independent Director and Audit Committee Member Recommendation Committee and CEO Recommendation Committee are mandated by relevant regulations such as the Financial Companies Governance Act,

whereas ESG Strategy Committee and Subsidiary's CEO Recommendation Committee were voluntarily established by the Board to reinforce expertise, independence, and efficiency.

The composition of the Board sub-committees is also operated mainly by independent directors. Independent directors make up the majority of all committees and all are chaired by independent directors except for the Subsidiary's CEO Recommendation Committee.

2. Dispersion of Authority to Recommend Candidates for Executives

The Company operates several recommendation committees for executive candidates, including the CEO Recommendation Committee, Independent Director and Audit Committee Member Recommendation Committee, and Subsidiary's CEO Recommendation Committee. While the Company already had subdivided the recommendation authority, and has been operating subcommittees prior to the enactment of the Act, the Act on Corporate Governance of Financial Companies, which took effect on August 1, 2016, mandates the establishment of recommendation committees for independent directors, CEO, representative executives, and Audit Committee Members.

In 2021, the Company made amendments to its Articles of Incorporation and internal policies to enhance its director candidate recommendation process. This involved integrating the Independent Director Recommendation Committee and the Audit Committee Member Recommendation Committee into Independent Director and Audit Committee Member Recommendation Committee, which enabled more clear definition of the recommendation authority. Additionally, the Board Steering Committee was abolished, and its authority was transferred to the Board itself to further strengthen the recommendation process for non-executive directors.

To ensure independence and transparency in the recommendation of CEO candidates for subsidiaries, the Subsidiary's CEO Recommendation Committee was incorporated into the Board and is currently operational.

The former Subsidiary Management Committee was renamed the Subsidiary CEO Recommendation Committee in 2023, following an amendment to the Company's Articles of Association. At the end of 2020, the authority to nominate candidates for subsidiary management was transferred to the subsidiaries, and at the end of 2023, we also delegated the role of promoting and managing candidates for subsidiary management succession to the CEOs of the subsidiaries, so that the Subsidiary's CEO Recommendation Committee can fully focus on finding and nominating candidates for subsidiary CEOs.

Meanwhile, the Independent Director and Audit Committee Member Recommendation Committee decided to organize a Nomination Advisory Group to enhance objectivity and transparency in the nomination of independent director candidates in 2023. The advisory group is responsible for providing opinions on the re-appointment of independent directors based on the results of their evaluations and shortlisting candidates for the new appointment of independent directors. The group may also provide advisory opinions on the direction of the appointment of independent directors as needed. In 2024, we continued to operate the Nomination Advisory Group to ensure the objectivity and transparency of independent director candidate nomination process.

Finally, with regard to the abovementioned committees for nominating candidates for executive positions, the Company seeks to avoid overlap to prevent the concentration of nomination powers in the hands of certain independent directors.

BOD Sub-Committee Structure (as of Dec 2024)

Composition of Board Sub-Committees

	BOD	Audit Committee	Risk Mgt. Committee	Remuneration Committee	ESG Strategy Committee	CEO Recom. Committee	IND & Audit Member Recom. Committee	Subsidiary's CEO Recom. Committee
Independent Director **YOON Jaewon** Director Since: 2020.03	●	○				●		○
Independent Director **KWAK Su Keun** Director Since: 2021.03	○	●		○				○
Independent Director **KIM Jo Seol** Director Since: 2022.03	○			○	○		○	
Independent Director **BAE Hoon** Director Since: 2021.03	○	○				○		○
Independent Director **SONG Seongjoo** Director Since: 2024.03	○		●				○	
Independent Director **LEE Yong Guk** Director Since: 2021.03	○		○		●			○
Independent Director **JIN Hyun-duk** Director Since: 2020.03	○					○	○	
Independent Director **CHOI Young-Gwon** Director Since: 2024.03	○		○	●		○		
Independent Director **CHOI Jae Boong** Director Since: 2021.03	○				○	○	●	
Executive Director **JIN Okdong** Director Since: 2023.03	○				○			●
Non-Executive Director **JUNG Sang Hyuk** Director Since: 2023.03	○				○			

* Chair of the Board or Sub-committee : ●, Board/ Sub-committee member : ○

➕ Please refer to pages 72~93 for details on the BOD and Sub-committee meetings in 2024.

Nomination Process for Independent Directors

1. Internal Regulations regarding the Nomination Process for Independent Directors

For a fair and transparent procedure, the Company specifies the recommendation process of candidates for independent directors both in the Internal Code of Corporate Governance and the Independent Director and Audit Committee Member Recommendation Committee Regulation. The process of recommendation of candidates for independent directors in accordance with above regulation is as follows.

※ The recommendation process of candidates for independent directors. (Article 10 of the Independent Director and Audit Committee Member Recommendation Committee Regulation)

(1) Recommend those befitting or serving interests of the Company, shareholders, etc. as independent director candidates in a fair and transparent process.

(2) After fair verification of whether a preliminary candidate for independent director meets the qualifications under applicable laws and internal codes, he/she is recommended as a candidate.

(3) When the candidate for independent director aims for reelection, the evaluation process to prove strong performance is necessary. Therefore, evaluation report of the independent director and analysis of Independent Director and Audit Committee Member Recommendation Committee should be attached to the recommendation letter.

(4) The Company may utilize recommendations from outside the Company, such as shareholders, stakeholders, and external consulting institutions as much as possible if deemed necessary.

(5) From among those verified to meet the foregoing, finalize those selected by Independent Director and Audit Committee Member Recommendation Committee as independent director candidates, and recommend those to the general meeting of shareholders.

(6) When recommending independent director candidates, the Company announces the following before giving notice for convocation of the general meeting of shareholders, and states in such notice the fact of disclosure, method of checking the content of disclosure, etc.

① Overview of the procedure for recommending independent director candidates

② Names and career summaries of the members of the Independent Director and Audit Committee Member Recommendation Committee

③ Relationship between each independent director candidate and his/her recommender

④ Relationship between each independent director candidate and the Company, subsidiaries, and their executives and major shareholders

⑤ Whether qualifications under applicable laws and Article 20 of the Internal Code of Corporate Governance are met, and the grounds of such determination

⑥ Reasons for recommending the candidates for independent director

⑦ Career of the independent director candidates

⑧ Other matters deemed necessary by the Board in connection with recommending the independent director candidate

2. Process for Selecting New Independent Director Candidates (1/2)

We operate a more independent and transparent process for selecting candidates for independent directors based on internal regulations. We manage a long list of candidates for independent directors at all times, and since the end of 2023, we have established and introduced the Nomination Advisory Group to enhance the objectivity of the nomination process. Based on the long list, the Nomination Advisory Group selects a short list, and the Independent Director and Audit Committee Member Recommendation Committee selects a short list and then appoints new independent directors in five stages of recommending preliminary and final candidates to select new independent directors.

(1) Long List
The long list of candidates for independent directors is managed throughout the year. In 2024, the final list was finalized through a total of two resolutions. Candidates are recommended by the Independent Director and Audit Committee Member Recommendation Committee, external specialized organizations, shareholders, etc. We do not favor any particular route.

For the recommended candidates, we conduct reputation checks on the entire long list of candidates by external advisory organizations to prepare verification materials in advance. The Independent Director and Audit Committee Member Recommendation Committee carefully reviews each candidate and decides whether to include them in the Long List.

(2) Nomination Advisory Group Candidates
The Nomination Advisory Group was established in 2023 to enhance the transparency and objectivity of the process of selecting candidates for independent directors and has been in operation since January 2024. In January 2025, we continued to operate the Nomination Advisory Group. The Nomination Advisory Group, organized separately from the Independent Director and Audit Committee Member Recommendation Committee, meets independently to compress the Long List into a short list of candidates to be forwarded to the Independent Director and Audit Committee Member Recommendation Committee. The size of the Nomination Advisory Group shortlist is about 10 times the number of finalists.

Nomination Process for Independent Directors (continued)

2. Process for Selecting New Independent Director Candidates (2/2)

(3) Short List

The Independent Director and Audit Committee Member Recommendation Committee members selects a short list of candidates with a minimum of three times and a maximum of five times the number of final candidates by referring to the candidate list of the Nomination Advisory Group. As part of the selection process, they evaluate the requirements of expertise, impartiality, ethical responsibility, and commitment to his/her profession, which are active qualifications for independent directors.

(4) Preliminary candidate

For the Short List, The Independent Director and Audit Committee Member Recommendation Committee members conduct a thorough review, including additional reputation inquiries. Based on this, the committee carefully deliberates on the conformity to the principles of appointing independent directors and select the preliminary candidates (Primary/Alternate).

(5) Final candidates

The Independent Director and Audit Committee Member Recommendation Committee, which selects the final candidates, comprises of all independent directors of the Board. All independent directors verify the qualifications of prospective candidates in-depth and recommend the final candidates based on the order of the highest number of votes through a blind ballot or discussion and preference among members, and finally appoint independent directors through the general meeting of shareholders.

<Note> Principles for Nominating Independent Director Candidates>
The Independent Director and Audit Committee Member Recommendation Committee resolves the "Principles for Recommending Independent Director Candidates" prior to beginning the process of narrowing the pool of candidates from the Independent Director Long List. These are respected as values to be pursued throughout the nomination process for the year and are consistent with the Board of Directors' decisions on the composition of the Boards. The Principles are established by reflecting the Company's mid-to-long-term strategy and the Board Skills Matrix to enhance the collective suitability of the Board.

3. Process for Nominating Independent Directors for Re-election

Nominations for re-election of independent directors whose terms of office expire are conducted in a three-step process.

First, the Nomination Advisory Group reviews the past year's activities of all independent directors based on their evaluation reports and submits an opinion on whether to recommend each independent director for reappointment to the Independent Director and Audit Committee Member Recommendation Committee. The Committee members discuss the independent directors' contributions to the Board based on the Nominating Advisory Group's opinion and decide whether or not to select the candidate for re-election. At this time, members are restricted from expressing opinions about themselves.

The Independent Director and Audit Committee Member Recommendation Committee, which is comprised of all independent directors, verifies the qualifications of the candidates for re-election in the same way as the new candidates and recommends the final candidates based on the order of the highest number of votes through a blind ballot or discussion and preference among members. Even in this case, the right to vote for oneself is limited. The final candidates will be reappointed at the shareholders' general meeting.

Note) At the 8th Independent Director and Audit Committee Member Recommendation Committee meeting held on November 9, 2023, the 'Nomination Advisory Group System' was newly introduced. As the end of February 2025, the Nomination Advisory Group consists of a total of five members, all of whom are external experts

Nomination Process for Independent Directors (continued)

[Note] Nomination Process for Independent Director Candidates by the Independent Director and Audit Committee Member Recommendation Committee





Independent Director Evaluation

1. Independent Director Evaluation

For independent directors, a two-year term is given at the initial appointment, whereas a one-year term is given for subsequent reappointments. Recommendations for independent director candidates for re-election reflect the result of annual independent director evaluations (Article 24, Paragraph 4 of the Internal Code of Corporate Governance, Article 10, Paragraphs 3 and 7 of the Independent Director and Audit Committee Member Recommendation Committee Regulation).

Currently, the Board conducts internal evaluation based on the evaluation method resolved by the Board and contracts a third-party firm to handle evaluation to ensure fairness in the evaluation and anonymity of the evaluator. In 2015 the Board revised various regulations related to corporate governance, thus laying the foundation for seeking a specialized outside institution's assessment of the criteria for internal evaluation of independent directors and introducing external evaluation of independent directors as specified in the Model Corporate Governance.

To enhance the objectivity of the evaluation and measure the contributions of individual independent directors in detail, we have decided to change the weight of self-evaluation to 0% and increase the weight of peer evaluation to 90% from 2024.
In 2025, we will also make various improvements to make the assessment more accurate, such as expanding the quantitative evaluation items.

As a result of the independent directors' performance evaluation in 2024, all nine incumbent independent directors were evaluated as meeting or exceeding the expected level, and the results were used as a reference and utilized when recommending candidates for re-election.

Overview of Independent Director Evaluation

Category	Highlights
Purpose of evaluation	- Used to review independent director annual activities and recommend reappointment
Evaluation period	- Conducted at year-end
Criteria of evaluation	- Role evaluation: Evaluation of the appropriateness of the performance of duties in relation to the authority of the Board of Directors as specified in the Company's internal code of corporate governance
Evaluators (Weight in final results)	**As-Is** - 30% Self-evaluation - Peer evaluation 60% (all independent directors except him/herself) - 10% Evaluation by employees **Current (2024~)** - **0% Self-evaluation** - **Peer evaluation 90%** (all independent directors except him/herself) - 10% Evaluation by employees
Evaluation method	- 5-point scale survey evaluation - Mail and online survey method
Device for enhancing objectivity in evaluation	- To provide fairness and anonymity, a third-party firm is contracted to handle the entire process of independent director evaluation

Independent Director Support Organization

1. Independent Director Support Organization and Its Roles

In 2019, we established the BOD Secretariat as an independent organization to provide full support to the BOD and independent directors. The Company's bylaws specify the roles of the BOD Secretariat, including providing working-level support to the BOD and its committees, recording and maintaining meeting minutes, providing information to independent directors, and supporting education and training.

Currently, the BOD Secretariat assists in the work of independent directors and supports the operation of the Board of Directors and the Independent Director and Audit Committee Member Recommendation Committee. Other committees work with relevant departments of the Company in consideration of the nature of their work.

* Audit Team: Audit Committee
* Risk Management Team: Risk Management Committee
* SDGs Planning Team: ESG Strategy Committee
* Shinhan Leadership Center: Remuneration Committee,
　　　　　　　　　　　　　　　CEO Recommendation Committee,
　　　　　　　　　　　　　　　Subsidiary's CEO Recommendation
　　　　　　　　　　　　　　　Committee

In 2025, the Company plans to implement various improvement measures to more effectively support the operations of the Board of Directors (including sub-committees) and independent directors.

To enhance the objectivity of independent director evaluations, we are considering the introduction of quantitative indicators. Additionally, we plan to establish a systematic management process to ensure that requested materials and reports for independent directors are kept on track.

Furthermore, to strengthen the expertise of independent directors and facilitate their effective performance, we will continue to refine and enhance our education and training programs, ensuring they are both comprehensive and well-structured.

Key takeaways from the Banking Governance Best Practices TF on independent director support organization

Recommendation	Details	Shinhan's standing
Install a dedicated organization for independent directors	- Install an independent organization under the BOD to support Board activities. - Appoint the head of the organization as a department-head-level position.	✓ - Board Secretariat operated as an independent organization (Secretary-General being a department-head-level position)
Assign sufficient human resources	- Assign human resources that are sufficient and suitable to provide active support.	✓ - A Secretary-General and two working-level staff members responsible for Board and independent director support (qualified with ample work experience)
Share meeting materials in advance	- Ensure sufficient time to review the agenda.	✓ - Meeting materials shared at least seven days prior (as provided in company bylaws)
Develop procedures and systems for independent director support	- Develop procedures and systems to ensure that independent directors are provided with adequate and timely support.	✓ - Organizing and managing information provided to independent directors in collaboration with supporting departments.
Organize independent directors' meetings	- Use the independent directors' meetings to strengthen the independence of the Board and improve efficiency in operations. - Retain records of the meeting overview and discussions.	✓ - Independent director meetings held from 2021 (attendance as needed) - Meeting overviews and summaries retained
Develop education/training programs for independent directors	- Develop sufficient education and training programs to help independent directors strengthen their expertise and fulfil their roles. - Develop regular education and training plans and report to the BOD.	✓ - Annual education and training plans to be developed and reported in March every year (effective from March 2024)

CEO Succession Plan

CEO Succession Plan

(1) Overview of the CEO succession plan

Shinhan Financial Group became the first financial group in Korea to establish a CEO succession plan in May 2012. Since then, the Company have continuously enhanced the plan in response to regulatory changes and growing societal demands for greater stability and transparency in the governance of financial institutions. Key regulatory milestones include the implementation of the Corporate Governance Code for Financial Companies in 2014, the enactment of the Act on Corporate Governance of Financial Companies in 2015, and the announcement of the Best Practices for the Governance of Bank Holding Companies and Bank in 2023.

(2) Operational Direction of the CEO Succession Plan

The Company is establishing and operating the CEO succession plan under three directions.

① Secure stability and continuity of the Group's management

The plan aims to ensure business continuity through stable management succession, and prepare for the Group's future from a mid- to long-term perspective.

② Aim for Company’s growth and development

The plan stipulates that the CEO should possess insight into the financial industry and be able to achieve the Group's vision and strategic goals. The plan outlines the necessary qualifications, including high ethical standards, the ability to embody Shinhan values, proficiency in relevant professional expertise, and exceptional organizational management competency.

③ Nurture talent from a long-term perspective

To secure a Group-wide pool of top talent, the Company systemically develop professionals by operating a management succession plan linking between the Group and its subsidiaries.

(3) Composition of the CEO Succession Plan

The CEO succession plan consists of two main components: the Management of the Pool of CEO Candidates, which is a year- round program, and the Succession Plan, a process that takes place when the current CEO's term is nearing its end.

① **Candidate Pool Management:** The CEO Recommendation Committee conducts an annual review to systematically select and manage the succession candidate pool, which includes the fostering candidate pool as well as external and former candidates eligible for CEO consideration. The fostering candidate pool consists of key internal talents, including CEOs of major subsidiaries, who undergo continuous competency development activities throughout the year. The outcomes of these development activities are recorded and managed alongside the candidates’ performance and leadership evaluations, serving as key reference materials during the succession review process.

② **Succession Plan:** The CEO Recommendation Committee initiates the succession process at least three months prior to CEO’s tenure Once the succession process begins, the committee establishes evaluation criteria that reflect the business environment and the Group’s strategic direction. It then conducts a review of the pre-selected succession candidate pool. After an in-depth assessment, the final candidate is confirmed and formally appointed through approval by the Board of Directors and the Annual General Meeting of Shareholders.

③ **Contingency Succession Plan:** The Group incorporates a Contingency Succession Plan to ensure a sound governance structure in any unforeseeable crisis. In the event of the CEO is unable to execute his/ her duties due to unexpected circumstances, a predetermined order of succession for the acting CEO is in place and the CEO Recommendation Committee follows the pre-established Contingency Succession Plan to determine the succession procedure and swiftly review and recommend a candidate for the next CEO.

Shinhan Financial Group’s CEO Succession Plan


1
Candidate Pool Management
(Year-round training)
2
Succession Plan
(At the time of succession)
3
Contingency Succession Plan
(For contingency events)

Review of CEO Succession Plan

1. Review of CEO Succession Plan

The Group's CEO Succession Plan, which stipulates the management succession process for the CEO of the Company, is administered by the CEO Recommendation Committee, and the Subsidiary's CEO Succession Plan, which stipulates the management succession process for the CEOs of the Group's subsidiaries, is administered by the Subsidiary's CEO Recommendation Committee. Being subcommittees under the Board of Directors, these committees operate the management succession process led by independent directors. Each committee reviews the adequacy of the Group or Subsidiary's CEO Succession Plan annually to ensure that the plan is properly established and managed in line with the purpose of the continuity of management through stable management succession and the sustainable development of the Group and reports the results to the BOD. In 2024, each committee reviewed the adequacy of the Succession Plan of both the Group CEO and Subsidiary's CEO and concluded that they were appropriately established and operated in compliance with relevant laws, internal regulations and the Best Practices for the Governance of the Banking Industry.

2. Details on CEO Succession Plan Reviews

Although our CEO Succession Plan is properly established and managed in accordance with current laws and regulations, we continue to identify areas for improvement based on advanced governance practices and social demand. In 2023, the CEO Recommendation Committee conducted three CEO Succession Plan adequacy reviews and the Subsidiary's CEO Recommendation Committee conducted four reviews. In 2024, both the CEO Recommendation Committee and the Subsidiary's CEO Recommendation Committee conducted three reviews each on the CEO Succession Plan and its operational improvements, including the adequacy of the plan.

Each committee consolidated the reviews and, in July 2024, established the CEO Succession Regulation, which defines the operating principles and fundamental aspects of the Group and subsidiary succession procedures. Additionally, the Group's and the Subsidiary's CEO Succession Plan were revised to fully reflect the Best Practices for the Governance of the Banking Industry.

Review of CEO Succession Plan in 2024

Review	Key Considerations

CEO Recommendation Committee (3 reviews)	- **Ensuring sufficient review period through early initiation of the succession process**
	  : Specification of the initiation timing as 'at least three months prior to term expiration'
	- **Implementation of ongoing succession candidate selection and management, including external candidates**
	  : (As-is) Succession candidates were selected at the initiation of the succession process →
	  (To-be) Succession candidates are now selected and managed on a regular annual basis
	- **Enhancing fairness and objectivity in evaluation and review**
	  : Introduction of a separate training program led by external professional institutions/experts,
	  : Specification of detailed evaluation criteria for each qualification requirement

Subsidiary's CEO Recommendation Committee (3 reviews)	- **Implementation of ongoing succession candidate selection and management, including external candidates**
	  : (As-is) Succession candidates were selected at the initiation of the succession process →
	  (To-be) Succession candidates are now selected and managed on a regular annual basis
	- **Enhancing fairness and objectivity in evaluation and review**
	  : Specification of detailed evaluation criteria for each qualification requirement
	- **(Bank CEO Succession) Ensuring sufficient review period through early initiation and expanding the role of the Bank Executive Recommendation Committee**
	  : Specification of the initiation timing as 'at least three months prior to term expiration'
	  : Introducing a qualification review process for the Bank CEO, incorporating recommendations from the Bank Executive Recommendation Committee

Key Achievements of BOD in 2024

The Board's Commitment to the Group's Sustainable Growth

Throughout 2024, the Board of Directors of Shinhan Financial Group has made significant efforts to enhance corporate value and strengthen responsible management. By formulating and executing a Value-Up Plan, the Board has actively worked to increase shareholder value. Additionally, to prevent financial incidents, the Board introduced the Responsibility Map and established a responsibility execution management system, further reinforcing the Group's risk management structure.

To enhance preemptive risk detection and response capabilities, the risk management framework has been refined, and a Group-wide Coordinated Risk Response System has been established to improve crisis preparedness across subsidiaries. Furthermore, to ensure more systematic and transparent management of customer asset risks, a Three Lines Model-based customer asset management system has been implemented throughout the investment product sales process.

Under the ESG strategic framework, the Board has been committed to reducing carbon emissions, cutting financed emissions, and expanding green finance. Additionally, efforts have been made to foster female talent and enhance gender diversity within the Board of Directors.

Moreover, to strengthen engagement with stakeholders, the Board has actively conducted roundtable meetings with key shareholders to exchange views on corporate value enhancement goals, demonstrating a commitment to transparent governance and trust-building.

Going forward, the Board of Directors of Shinhan Financial Group will continue to pursue ongoing innovation and responsible management, striving to enhance corporate and shareholder value to the fullest extent.

2024 Board Key Focus : Enhancing Shareholder Value(Valuation) + Accountability

Valuation	Accountability
· **Formulation and execution of the Value-up Plan**	· **Introduction of the Responsibilities Map and strengthening internal control**
- [BOD] Established the Value-up Plan aimed at improving the Group's profitability and enhancing shareholder value (July 2024)	- By introducing the Responsibilities Map, we have clarified accountability for each task and established structured operational and response mechanisms, facilitating the preemptive prevention of financial incidents.

2027 Target

10% ROE   **50% Shareholder Return Ratio**   **50 Mil. Share Cancellation**

- 2024 Shareholder Return

> Shareholder Return Ratio of 40.2%
  (KRW 700 billion in share buybacks &
  and KRW 1.09 trillion in cash dividends)



Clarification of accountability

Specification of operational standards

Addressing internal control deficiencies

· **Enhanced risk management**
- Establishment of a Customer Asset Risk Management System
- Strengthened asset quality management
  (enhanced credit and operational risk management)
- Development of a Group-wide Coordinated Risk Response System

· **(ESG) Embracing diversity**
- Expansion of gender diversity within the Board and fostering female leaders within the organizations

· **Strengthening the Board and Management's engagement with stakeholders**

- A total of approx. 560 engagement activities, including BOD Roundtable and overseas IR meetings in collaboration with FSS

Key Achievements of the BOD in 2024
Shinhan's Value-up

Corporate Value-up Plan

Shinhan Financial Group was the first in the industry to disclose mid-term financial targets in 2020. The Corporate Value Enhancement Plan, announced in July 2024, was formulated through a thorough review of previously disclosed information, analysis of global financial institutions, and extensive engagement with various investors, followed by deliberation by the Board of Directors.

At the time of formulating the SFG's Value-up Plan, the Group clearly recognized that its corporate value was significantly undervalued.

To address this, we conducted a root cause analysis and established key performance indicators and targets.

The primary factors identified as contributing to this undervaluation were low shareholder return rates and uncertainty regarding future ROE and profitability improvements. To mitigate these concerns, we set 2027 as the target year and defined core financial indicators accordingly.

Key Indicators	Strategic Direction	Mid-term Target (FY2027)	Financial Policy Direction
ROE·ROTCE CET1 Ratio	· Stable CET1 Ratio based on ROE·ROTCE enhancement	ROE 10% ROTCE 11.5% CET1 Ratio 13%+	· ROE ≥ COE
Shareholder Return Ratio	· Tangible Shareholder Return Policy	50% level	· Secure sufficient loss absorption capability (+150bp buffer on top of regulatory min.)
TBPS Number of shares	· Increase TBPS by reducing number of shares	TBPS KRW 130,000 450 million shares	· Flexible implementation of shareholder return per PBR phases

To address undervaluation, optimizing capital costs and enhancing growth expectations are important, but improving ROE remains the key priority. Accordingly, we have established detailed initiatives and plans to achieve this goal.

In addition, to enhance profitability and maintain a stable CET1 ratio, we have established a subsidiary ROC management framework. As such, we are prioritizing RWA management and efficient capital allocation to improve the Group's capital distribution efficiency.

To reinforce execution, ROE, ROTCE, and ROC, along with shareholder return ratio and other shareholder value-related indicators, have been incorporated into the management evaluation and compensation framework to ensure strong accountability and alignment with shareholder interests

Key Achievements of the BOD in 2024

Bolstering Internal Control with Responsibilities Map

1. Background and Objective

In the rapidly evolving financial industry, maintaining customer trust, preventing financial incidents, and ensuring operational transparency have made internal control systems increasingly important. In response to these changes, Shinhan Financial Group has preemptively decided to introduce the Responsibilities Map to prevent financial incidents in advance and clarify internal control responsibilities across all business processes. Alongside this initiative, the Group has focused on strengthening the overall internal control system, establishing the necessary infrastructure for the implementation of the Responsibilities Map in advance, and restructuring its governance system.

2. The Responsibilities Map

A responsibilities map is a document that clarifies operational responsibilities within a financial company, detailing both the "what and how" of actual operations rather than formal obligations. It outlines the internal control responsibilities and duties of the board of directors, CEO, and executives, aiding in the preemptive prevention of financial accidents by facilitating the effective implementation of internal control management measures by executives.

<Key Components of the Responsibilities Map>

· **Clarification of Accountability:**
Clearly defines the roles and responsibilities of executives, including CEO

· **Specification of Operational Standards:**
Establishes a system for fulfilling internal control management obligations and conducting inspections through practical and specific operational methods

· **Addressing Internal Control Deficiencies:**
Develops improvement plans and implements appropriate measures for deficiencies identified through internal reviews and assessment

3. Preemptive Implementation of the Responsibilities Map

To ensure the successful adoption of the Responsibilities Map, Shinhan Financial Group has taken a preemptive approach by requiring all subsidiaries to establish and adopt their own Responsibilities Map and internal control system.

Notably, Holding company and Shinhan Bank submitted the frameworks ahead of the regulatory deadline to participate in a pilot program initiated by the financial authorities. Throughout this process, the Group actively prepared for the implementation and operation of the Responsibilities Map, engaged in close discussions with regulators to assess its effectiveness, and carried out necessary improvements based on feedback.

<Implementation Status Across Subsidiaries>

· **The Holding Company:**
- Participated in the financial authorities' pilot program (Oct 28, 2024)
- Completed formal submission of the Responsibilities Map (Dec 27, 2024)

· **Banking Sectors:**
(Shinhan Bank)
- Participated in the financial authorities' pilot program (Sep 23, 2024)
- Completed formal submission of the Responsibilities Map (Dec 30, 2024)

(Jeju Bank)
- Completed formal submission of the Responsibilities Map (Dec 31, 24)

· **Non-banking Sectors:**
- Although non-banking subsidiaries are not yet required to submit their responsibilities map under the Governance Act, they have preemptively prepared internal control frameworks through the Group-wide Internal Control Enhancement Project and are currently developing their own internal operating plans prior to submission to the financial authorities. Subsidiaries that are not subject to the submission of responsibilities map also intend to establish and operate and internal control system equivalent to the Responsibilities Map.

※ Submission Deadline for the Responsibilities Map under the Governance Act (Non-banking Subsidiaries)
- July 2025: Shinhan Securities, Shinhan Asset Management, Shinhan Life
- July 2026: Shinhan Card, Shinhan Capital, Shinhan Asset Trust, Shinhan EZ General Insurance, Shinhan Savings Bank

< 44 >

Key Achievements of the BOD in 2024
Bolstering Internal Control with Responsibilities Map (Continued)

4. Internal Control Operating System Based on the Responsibilities Map

Shinhan Financial Group has restructured its internal control governance and established a systematic management framework to ensure the effective implementation of the Responsibilities Map.

To strengthen internal control oversight, the Group plans to establish Internal Control Committees within the Boards of major subsidiaries. Additionally, to assist CEOs in fulfilling their overall responsibility for internal control, Internal Control Operations Committee will be set up under the CEO of each subsidiary. These internal control coordination bodies will play a key role in regularly reviewing, assessing, and enforcing corrective actions related to internal control obligations, ensuring effective oversight and accountability.

Furthermore, the establishment and implementation of the Responsibilities Map will be explicitly stipulated in the Group's Internal Control Regulations. Each subsidiary will integrate these requirements into their respective operational regulations, reinforcing a comprehensive internal control framework across the entire Group.

To ensure that all executives execute their internal control responsibilities with precision, each executive's management actions have been specified as part of department heads' internal control duties. The department heads will conduct periodic reviews (monthly, quarterly, or semi-annually) based on the importance and risk level of each task. The results of these internal control activities and corresponding reviews will be continuously monitored and reviewed by executives, establishing a feedback process that is expected to enhance the internal control capabilities of all employees.

Additionally, to efficiently manage the Responsibilities Map and monitor executives' fulfillment of their internal control obligations, the Group has completed the development of a "Responsibility Execution Management System." This system provides comprehensive oversight of internal control actions, including detailed records, supporting documentation, improvement plans for deficiencies identified during audits, and post-management processes. Moving forward, the Group plans to continuously enhance this system into a differentiated platform that supports executives in complying with their duty of care and preventing internal control violations.

[Note] Key Milestones

Aug 2023	Discussion on Group-wide internal control enhancement measures (Board Workshop) - Proactive introduction of the Responsibilities Map across subsidiaries
Sep 2023	Launch of Group-wide internal control enhancement project
Nov 2023	Report on the Group's internal control status assessment (Audit Committee)
May 2024	Briefing session on the Responsibilities Map for Holding company executives and employees
Jun 2024	Interviews with all executives of Holding company based on responsibilities statements
Aug 2024	Progress report on the Group's internal control enhancement project (BOD)
Sep 2024	Discussion on the operating system of the Holding company's Responsibilities Map (Executive Meeting)
Oct 2024	- Board resolution and submission to financial authorities (Ref.) Shinhan Bank's Board resolution and submission for pilot program participation in Sep. - Revision of related internal regulations
Dec 2024	- Board resolution and formal submission - Revision of Group internal control regulations to establish governance based on the Responsibilities Map - Shareholders' Meetings and Board meetings: Establishment of Internal Control Committees and revision of related internal regulations, etc.
Jan 2025	- Launch of the Responsibility Execution Management System - Completion of subsidiaries' responsibilities Map (Dec 2024)
Mar 2025 (e)	Establishment of internal control governance at Holding company - Amendment of Articles of Incorporation through the AGM : (BOD Sub-committee) Establishment of the Internal Control Committee - Revision of related internal regulations
Apr 2025 (e)	Operation of the Internal Control Committee

※ Submission Deadline for the Responsibilities Map under the Governance Act
 - July 2025: Shinhan Securities, Shinhan Asset Management, Shinhan Life
 - July 2026: Shinhan Card, Shinhan Capital, Shinhan Asset Trust,
        Shinhan EZ General Insurance, Shinhan Savings Bank

Key Achievements of the BOD in 2024
Bolstering Internal Control with Responsibilities Map (Continued)

5. The Responsibility Execution Management System

In January 2025, the Company introduced the Group-wide Responsibility Execution Management System to monitor the fulfillment of internal control obligations by executives a each subsidiary and to systematically store supporting documentation. This system will serve as a comprehensive platform for managing all matters related to the Responsibilities Map.

By fostering a culture where all employees recognize their role as key stakeholders in internal control, and by facilitating systematic review activities, the Group expects to further strengthen its internal control framework based on the Responsibilities Map.

6. Looking Ahead

Shinhan Financial Group aims to prevent financial incidents in advance and ensure compliance-driven management through its internal control system built on the Responsibilities Map. To achieve this, the Group will implement the following initiatives:

(1) **Enhancement of the Responsibility Execution Management System**: strengthening a data-driven management system to improve the effectiveness of internal controls

(2) **Monitoring and supervision via the Internal Control Committee:** continuously reviewing and enhancing internal control measures to elevate the overall standard of internal controls

(3) **Establishing a strong compliance culture:** Creating an environment where all employees recognize the importance of internal controls and perform their duties with a strong sense of accountabilities

---

[Note] The Responsibility Execution Management System

Providing a function to check the effective implementation of internal control management measures according to the responsibilities of each executive, and to correct and improve any necessary matters, thereby supporting the fulfillment of the duty of care

	Department Head ▶	Executive ▶	CEO ▶	BOD
Key Review Items	· Allocation of internal control items within departments · Inspection of internal control activities of each item · Executive reporting on internal control assessment	· Review and approval of internal control assessment results for assigned tasks · Monitoring of improvement plans and progress · Reporting to CEO on the implementation of internal control measures	· Assessment of the appropriateness of Executives' internal control measures · Board report on the implementation of overall internal control management measures	· Supervision of CEO's fulfillment of overall internal control management obligations
The Responsibility Execution Management System of Holding Company	· Internal control task review · Management of audit evidence documents · Improvement plans and implementation details	· Inspection of Executives' internal control management measures · Feedback on responsibility execution assessments · Improvement plans and implementation details	· Executives' Responsibilities Map · Dashboard (Status of Executive-specific inspection and improvement action)	
Relevant Meetings (Councils)	· (CEO-led) Internal Control Operations Committee ➜ Reporting on each executive's internal control measures, results, and key issues arising during execution	· (Within the BOD) Internal Control Committee ➜ Reviewing and evaluating the internal control measures and reports by executives and CEO, and demanding corrective actions	· The Board of Directors ➜ Supervision through reporting on CEO's overall internal control management measures, including details, results, and key issues	

[Note]

Issues Related to Shinhan Securities

1. Financial Incident and Response Measures

In August 2024, during a period of significant market decline in the Asian stock markets, the ETF liquidity provision department of Shinhan Securities incurred losses in KOSPI 200 futures trading, resulting in a one-time financial loss of approximately KRW 130 billion, which was recognized in the third quarter of 2024.

An analysis of this incident identified structural weaknesses, including: (1) deficiencies in operational oversight and control mechanisms, (2) unclear business processes, (3) habitual business operation, and (4) insufficient mutual checks and balances.

Although it was a one-time financial loss, the Board of Directors and management recognized its seriousness and took swift and decisive action immediately following the incident. Strengthening internal controls became a top priority, with fundamental reforms are being pursued.

2. Active Response at the Board and Group Levels

The Board took strong measures to address the root causes of the issue and lay the foundation for sustainable growth.

Transparent Communication with the Market

In accordance with the principle of transparent communication, in October 2024, a letter to shareholders* was sent under the names of the Chair of the Board and the Group CEO to share the incident and the Group-level response measures. A follow-up letter in December 2024 provided an update on progress and further actions taken.

* The letter to shareholders can be found on the Company webpage.
  https://www.shinhangroup.com/kr/ir/disclosure/announcements/detail

Management Restructuring

In line with the principle of accountability, CEO of Shinhan Securities resigned immediately after the incident and key executives, including CFO, CRO, and senior executives of related departments, were dismissed. This clarified accountability across the organization and initiated internal reform.

Launch of Crisis Management and Normalization TF

A Crisis Management and Normalization TF was launched to resolve the fundamental causes of the financial accident and promote rapid normalization. The TF conducted a thorough review of the entire business and systematically implementing them, including the possibility of downsizing S&T division, and identified improvement tasks centered on four key areas: (1) Settlement. Risk. And Internal Controls (2) Asset Management, (3) Organizational culture and communication, and (4) Organizational restructuring and evaluation. The TF also reports not only to Shinhan Securities' Board, but also to Shinhan Financial Group's Board.

Large-scale Organizational Restructuring

A three-CEO system was introduced to ensure rapid organizational stabilization and strengthen responsible management by business unit.

- LEE Sun-hoon: CEO, overseeing corporate management and focusing on internal control and management
- JUNG Yong Uk: President of WM Division
- JUNG Keun Soo: President of CIB Division

In particular, to strengthen internal control, core functions such as 1) strategic planning , 2) finance, 3) personnel, 4) process management, and 5) performance evaluation were integrated under the head of management administration to strengthen inter-organizational collaboration, and a compliance support team and an operational risk management team dedicated to internal control and risk management were newly established. This restructuring is aimed at improving overall business processes and establishing a more effective internal control system.

3. Execution Strategies for Strengthening Fundamental Competitiveness

Shinhan Securities is actively pursuing profitability enhancement and organizational strengthening to recover from the financial loss, regain investor confidence, and reinforce long-term sustainability.

- **Strengthening Expertise and Accountability in WM and IB Divisions:**
  Transitioning to a system in which authority and responsibility are granted to the presidents of each division

- **Enhancing Internal Control:**
  Elevating the financial management function to a headquarters-level entity and establishing a process innovation headquarters tom implement substantive improvements in internal control measures

- **Restoring Financial Fundamentals:**
  - In 2024, adopting a conservative valuation approach for real estate PF and overseas alternative assets
  - In 2025, focusing on profitability recovery and efficient RWA management to contribute to the Group's ROE improvement

Shinhan Securities is pursuing structural reforms to strengthen internal control and business competitiveness beyond overcoming short-term crises. Through this, the company aims to re-build into a stronger and more resilient organization, delivering sustainable growth for shareholders and investors.

Key Achievements of the BOD in 2024

Strengthening Risk Management

1. Customer Asset Risk Management

In 2024, Shinhan Financial Group reaffirmed its strong commitment to managing customer assets with the same level of rigor as proprietary assets. As part of this initiative, the Group completed the establishment of a customer asset risk management system through organizational restructuring and has been actively implementing the system.

To ensure systematic and transparent management of customer asset risks, the Group has implemented a comprehensive risk management system that spans the entire investment product sales process from pre-sale product selection to post-sale monitoring based on the Three Lines Model used for proprietary asset management.

In addition, customer asset risk has been formally defined within the Group Risk Management Regulations, which outline the fundamental principles of the Group's risk management. Detailed guidelines have been documented in sub-regulations to ensure clarity and consistency. Furthermore, regular monitoring reports, dashboards, exposure limits, and key issues are periodically submitted to senior management and the Risk Management Committee for oversight and decision-making.

◆ The Three Lines Model for Customer Asset Management


Customer
1st Line
Product Department
2nd Line
Risk / Review / Consumer Protection Department
3rd Line
Audit Department
: Monitoring and management
Integrated Management System
1 Governance
Implementation of the Three Lines Model across the entire process
2 Product Review
Establishment of a review organization and enhancement of pre-launch product evaluations
3 Risk Mgt.
Preventing concentration risk and managing exposure limit
4 Post-sale Monitoring
Advancement of the product audit system
5 Consumer Protection
Reinforcement of the consumer protection system

2. Real Estate Finance-Related Risk Management

Due to the global economic downturn and inflation, the primary risk management challenge in 2024 was the deterioration of asset quality, particularly in real estate project financing and overseas real estate investments. In response, the Group enhance its risk management system and strengthened monitoring mechanisms.

Real Estate PF Asset Quality Management

The Group preemptively conducted a comprehensive reassessment of its real estate PF projects to identify potentially distressed assets and enhance loss absorption capacity. Following the implementation of standardized real estate PF feasibility evaluation criteria (2Q 2024), the Group reassessed its overall exposure and established a regular monitoring system for Group-wide oversight. Additionally, the monitoring frequency for non-performing real estate PF loans was shortened to enable a more responsive risk management approach.

Furthermore, the Group conducted stress tests on real estate PF portfolios, incorporating worst-case scenarios, such as declining collateral values and lower sales rates, to develop contingency plans and risk mitigation strategies.

In addition to real estate PF defaults, in response to the expansion of losses of real estate trust companies due to the deterioration of the construction industry, the Group is reviewing the overall risk management system and preparing and implementing improvement tasks.

Strengthening IB Asset Management for Overseas Real Estate, etc.

With declining global real estate values and rising vacancy rate, concerns over increased losses in overseas real estate investments have escalated. To mitigate these risks, the Group conducted a full-scale assessment and introduced joint deal guidelines to ensure prudent management.

First of all, guidelines are being prepared and operated from the deal sourcing stage to prevent Group-wide bias towards specific deals. In addition, a regulatory system that clearly defines the roles of each organizational units (Front office-Middle office) has been established, and a system also has been established to report to the Holding company when handling joint deals, thereby strengthening the function of preemptive risk factor check.

Additionally, the Group is in the process of developing a system to efficiently manage real estate finance and alternative investment assets at a Group-wide level. The new system, scheduled to launch in the first half of 2025, will feature:

- A standardized data management system spanning multiple financial sectors
- A group Data Mart to enable real-time monitoring and timely risk responses

Key Achievements of the BOD in 2024
Strengthening Risk Management (Continued)

3. Asset Quality and Credit Risk Management

Following the market volatility and liquidity crises triggered by the COVID-19 pandemic, Shinhan Financial Group has strengthened its risk management system in 2024, focusing on asset quality deterioration(credit risk).

First, the Group enhanced monitoring mechanisms to **preemptively detect potential risk factors**. Key risk factors were identified based on the latent risk specific to each subsidiary, and the **risk dashboard system was restructured**. Interlinked monitoring indicators were mapped within the risk dashboard, enabling Group-wide impact analysis. If a risk factor exceeds a critical threshold at one subsidiary, the system concurrently assesses its potential impact on other subsidiaries with similar risk profiles, thereby reinforcing the Group's collective response capability.

Additionally, the Group is conducting **various scenario-based crisis analyses** to assess its overall exposure and formulate response measures. Stress tests are performed to evaluate potential crisis triggered by fluctuations in market indicators such a interest rates and exchange rates. Furthermore, **targeted stress scenarios** are applied to identify vulnerabilities in specific asset quality segments across subsidiaries.

To address the increasing risks associated with vulnerable borrowers post-COVID-19 and enhance Group-wide asset quality management, the Group has established **a joint response framework among the risk management divisions of its subsidiaries.** This structure facilitates information sharing on asset quality issues across subsidiaries, ensuring that differences in portfolio composition and the speed of credit deterioration across sectors are appropriately considered in the Group's risk response strategy.

The Risk Management Committee is regularly briefed on asset quality trends and overall risk management status. This includes discussions on financial and macroeconomic risk factors and reviews of key risk mitigation strategies. Particular focus is placed on the asset quality of securities, credit finance, and savings bank subsidiaries, as these segments have relatively weaker portfolios compared to banking subsidiaries.

We will continue to review and improve the overall risk management system in response to the deterioration of the Group's soundness and support Shinhan Financial Group in achieving sustainable growth.

4. Operational Risk Management

To effectively comply with strengthened operational risk regulations (PSMOR[1]) and further enhance subsidiary-level operational risk management, Shinhan Financial Group has identified and implemented a set of Group-wide improvement measures.

In response to regulatory requirements, the Group has established new risk management frameworks for emerging risks, such as third-party risk and ICT risk, and has refined its standardized classification system for operational risk categories across the Group. Additionally, Key Risk Indicators(KRI) have been expanded to enhance preemptive operational risk identification and monitoring, while the risk review checklist has been completely revised to strengthen operational risk assessment.

To further enhance governance over the operational risk management framework, reporting mechanisms to the Risk Management Committee and executives of each subsidiary have been reinforced. The Group has reported the findings of its operational risk management enhancement project to the Risk Management Committee, and it continues to provide regular updates on operational risk-weighted assets, operational risk loss events, and ongoing operational risk management improvements.

1) PSMOR: Principles for Sound Management of Operational Risk

◆ **Strengthening Operational Risk Management Framework**



① **Response to Strengthened Operational Risk Regulations**

Robust management framework of emerging operational risks

Compliance with Regulatory Requirements	≫	Development of a management framework exceeding regulatory standards
A third-party risk		ICT Risk
BCP Framework		Operational Risk Council



② **Enhancing Operational Risk Mgt. Capabilities Across the Group**

Strengthening preemptive and effective risk mitigation measures

Formal and Passive Management	≫	Effective and Preemptive Risk Management
Risk Profile		Key Risk Indicator
Risk Category		Check List

Key Achievements of the BOD in 2024
Strengthening Risk Management (Continued)

Roles and Responsibilities of the Board

Shinhan Financial Group is committed to realizing sustainable finance by establishing strategic directions for addressing climate change and transitioning to a low-carbon economy through the **ESG Strategy Committee** and the **Risk Management Committee**, which ultimately resolve key matters.

Established in 2015 as the first ESG Strategy Committee among domestic financial institutions (formerly known as the Social Responsibility Management Committee), this committee meets on a quarterly basis and oversees major decisions related to ESG and climate change strategies. It is responsible for setting greenhouse gas emission targets and assessing the achievement of these targets through both qualitative and quantitative evaluations. Meanwhile, the Risk Management Committee receives reports on key issues from the Group Risk Council, and based on these reports, it formulates and monitors policies for managing climate change-related risks.

Executive Evaluation System for Climate-related Matters

Shinhan Financial Group has incorporated climate change issues as a key strategic initiative for the Group CEO and CEO of all its subsidiaries, aiming to enhance the organization's effective execution toward achieving the net-zero target by 2050. Performance evaluations are conducted following the reporting and approval by the Remuneration Committee. Based on these evaluations, the tasks included in the KPIs — encompassing internal emissions (Scope 1 and 2), financed emissions (Scope 3), and green finance — are reflected in the incentive structures for all employees, from CEO to every other employees.

Management KPI
· Since 2019, Shinhan Financial Group has incorporated ESG performance into its evaluation framework for not only the Group CEO but also for CEOs of all its subsidiaries. · In 2024, an ESG evaluation weighting of 13% was implemented as part of the Group CEO's strategic initiatives, with the expansion of ESG finance and enhanced management of internal and financed emissions identified as key priorities. · For CEOs of subsidiaries, the evaluation weighting was differentiated to reflect the scale and business characteristics of each subsidiary[1]

1) Shinhan Bank, Shinhan Card, Shinhan Securities, Shinhan Life 11%;
 Shinhan Capital, Shinhan Asset Management, Jeju Bank, Shinhan Savings Bank 9.5%;
 Shinhan Asset Trust, Shinhan REITs Management 6.5%; Others 4%

Zero Carbon Drive: 2050 Net-zero Strategy

In 2020, Shinhan Financial Group became the first financial group in East Asia to declare its carbon neutrality strategy, "Zero Carbon Drive". Based on three strategic directions — reducing carbon emissions, reducing financed emissions, and expanding green finance — it has established specific target figures and has been implementing them.

• Efforts to Reduce Internal Emissions
Through the "Save Campaign", which engaged all group employees, energy conservation initiatives — such as turning off building lights after office hours, reducing heating and cooling usage, utilizing public transportation, and avoiding the use of disposable cups — were implemented, resulting in an energy savings of approximately 2,626MWh throughout 2024.

• Efforts to Reduce Financed Emissions
To reduce financed emissions (Scope 3), the Group measured financed emissions across various categories including asset portfolio emissions by industry, government bond emissions, transition finance emissions, and asset management emissions based on the PCAF framework, while also enhancing its scenario analysis system. In addition, the financial impacts of climate risks were analyzed using scenarios such as NGFS, RCP, and SSP, and measures were developed to monitor carbon emissions and support transition finance for the highest emitting industries.

• Expansion of Green Finance
Based on the Korean green taxonomy, environmentally friendly green finance aimed at promoting client decarbonization was expanded by 5.4 trillion KRW in 2024. This expansion has enabled the Group to achieve a cumulative performance of 18.7 trillion KRW since 2020.

Ongoing Efforts for ESG Management

Shinhan Financial Group is strengthening its climate change response framework by identifying both the risks and opportunities associated with climate change and analyzing their financial impacts through materiality assessments. By conducting financial impact analyses using climate change scenarios, the Group is building a resilient management foundation and preemptively preparing for mandatory ESG disclosures for listed companies (including SEC and KSSB). Moving forward, we remain committed to realizing sustainable finance and social responsibility, with the ESG Strategy Committee at the forefront of these efforts.

Key Achievements of the BOD in 2024
Promoting Board Diversity

1. Promoting Board Diversity

Shinhan Financial Group has formally incorporated the "Principle of Diversity" into its internal governance regulations to prevent the Board of Directors from being composed of individuals with homogeneous backgrounds or representing specific interests. This principle is explicitly stated in Article 3, Paragraph 1 of the Group's Internal Governance Regulations to promote diversity and expertise in corporate governance.

In practice, the Board is composed of directors with diverse expertise, ensuring that it is not dominated by a specific background or profession. The Group carefully appoints independent directors with expertise in finance, management, economics, law, and accounting, as required by the Financial Companies Governance Act. Additionally, the Board includes directors with experience in digital/ICT, global markets, and capital markets to ensure a balanced and comprehensive governance structure.

Considering financial holding companies' characteristics, which cover a wide range of sectors within the financial industry, the Company actively seeks to appoint independent directors with multidisciplinary expertise.

The Company also considers diverse recommendation channels and perspectives regarding the Board's composition and the selection of Independent Director candidates, utilizing the Board Skill Matrix to assess such traits.

In December 2018, the Company introduced "Open Recruitment of Independent Directors", and in November 2019, the 6th Independent Director Recommendation Committee decided to strengthen the existing open recruitment, rendering it all-year-round to encourage participation.

In addition, Shinhan Financial Group is dedicated to increasing the number of female independent directors and female representation over the years to operate the Board based on diversified perspectives. Currently, the Company is maintaining the proportion of its female independent director candidate pool by at least 20% of the long list, the proportion of which rose to 36.4% as of the end of FY2024. As a part of these efforts, there are currently three female independent directors (KIM Jo Seol, SONG Seongjoo and YOON Jaewon) among the 11 members of the Board. (As of Dec. 2024)*

*If the agenda items of the 24th Annual General Meeting of Shareholders are approved, the number of female independent directors will increase to four.

Board Diversity GUIDELINES

The Group strives to ensure that its Board of Directors is composed of diverse members who can consider the interests of shareholders, customers, and other stakeholders from a broad perspective, thereby enhancing the quality of strategic decision-making.

Expertise Requirements
01. **Core Expertise**: Finance, Management(Organizational Operations), Economics, Law & Internal control, Accounting & Finance
02. **Additional Expertise**: Digital· & ICT, Global & Capital Markets, Risk Management, Consumer Protection, ESG etc.(Expertise required for serving as a director of a financial institution)
03. **Key Experience**: Understanding of independent director responsibilities (Experience as an independent director or in organizational management)

Diversity Criteria
01. **Nationality:** Identification of candidates from various national backgrounds to establish a globally advanced governance structure
02. **Gender:** Application of gender equality principles to foster diverse perspectives in Board operations
    - At least 20% of the total director candidate pool must consist of female candidates
03. **Age:** Balancing experience and adaptability to effectively respond to changes in the business environment and enhance Board efficiency
04. **Experience & Background:** Consideration of South Korea's socio-economic landscape while avoiding excessive concentration from specific backgrounds
05. **Other Factors:** Consideration of race, religion, ethnicity, and other diversity factors

Nomination Channels
To enhance the interests of various stakeholders, the Group leverages diverse and independent director nomination channels

Status of the Board Diversity

Proportion of Female Directors in the Board (%)



14%	18%	27%	36%
2022	2023	2024	2025(e)

Number of Female Independent Director Candidates



49 (37.4%)	50 (35.7%)	56 (34.1%)	60 (36.4%)
2021	2022	2023	2024

Key Achievements of the BOD in 2024
Promoting Diversity (Continued)

Efforts to Nurture Female Talents

Shinhan Financial Group established the 'Principal of Diversity and Inclusion' in 2021 to provide fair opportunities to a diverse talent pool and enhance the Group's competitiveness. Under this principle, the ESG Strategy Committee has set mid-to-long-term targets for female leadership across various ranks and roles. The goal is to increase the proportion of female executives and department heads to 15% and 25%, respectively, by 2030. The Board of Directors regularly monitors the progress of these initiatives to ensure effective implementation.

Since 2017, the Group has established a women's talent development strategy, and in 2018, launched the 'Shinhan SHeroes' leadership program for fostering female leaders. Over the past seven years, 'Shinhan SHeroes' has contributed to the broader development of female leadership by selecting and nurturing 331 female leaders across the Group.

Women's Talent Framework of Shinhan Financial Group

Principle

"Shinhan Financial Group embraces diversity in people and culture. (…) We commit to ensuring that no bias or discrimination occurs in any aspect of our work based on gender, disability, nationality, educational background, regional ties, religion, sexual orientation, or any personal characteristics, background, identity, or cultural differences."
(From 'Diversity & Inclusion — Shinhan Financial Group's Commitment')

Gover-nance

BOD Sub-committee	CEO Council	Subsidiary Council	Working-level Group
ESG Strategy Committee	ESG Implementation Committee	ESG CSO Council	ESG Working-level Group

Target

Classification	Status				Target
	2021	2022	2023	2024	2030
Department Heads	9.0%	13.0%	14.9%	18.2%	25.0%
Executive[1]	7.8%	8.7%	9.9%	10.2%	15.0%

Note 1) Executives and heads of divisions
Note) Target: Shinhan Financial Group, Shinhan Bank, Shinhan Card, Shinhan Securities, Shinhan Life, Shinhan Capital, Shinhan Asset Management, Jeju Bank

Program

Shinhan Bank
Shinhan SHeroes Blue and others

Shinhan Financial Group
Shinhan SHeroes

Mid-level Manager Development Program
Leadership capability enhancement through coaching and mentoring for female deputy general/branch managers, operated by each subsidiary ('PRIDE' by Shinhan Card, 'S-Wing' Shinhan LIFE)

Executive Development Program
Aims to nurturing female talent with both financial expertise and leadership skills, fostering qualitative growth through mentoring, academies, conferences, and networking opportunities

Key Achievements of the BOD in 2024
Shareholder Engagement

1. Expansion of Investor Engagement by the Board

The Board of Directors of Shinhan Financial Group has been actively expanding engagement efforts based on transparent and sincere communication. Rather than simply delivering information, the Board actively listens to investors' diverse perspectives and key concerns in capital markets, integrating these insights into strategic management plans to enhance long-term corporate value and promote sustainable growth.

During the 2023 BOD Roundtable, the Board gained valuable insights from investors regarding Japan's Value-up strategies. These discussions directly contributed to the announcement of the Value-up Plan in July 2024, marking a significant milestone.

Building on these efforts, Shinhan Financial Group hosted the 2024 BOD Roundtable with 14 key participants, including the Chair of the Board, the Group CEO, key sub-committees' chairs, and managements. This represents an increase of six participants compared to the previous year. Additionally, 68 investors from 53 domestic and international institutions engaged in discussions on various key agenda items, further deepening communication between shareholders, the Board, and management.

Moving forward, the Group will continue to enhance investor engagement, fostering mutual understanding and trust, while making ongoing efforts to increase shareholder value and drive sustainable growth.

Key Discussion Topics from the 2024 BOD Roundtable

Details and Implementation Plans for the Value-up Plan

· Capital allocation plan among subsidiaries to achieve 10% ROE
· RWA management plan and CET1 Ratio management strategy
· Shareholder return plan after 2027

Efforts to Strengthen Internal Controls

· The direction for embedding strengthened internal control responsibilities and implementation of the Responsibilities Map
· The Board's position on strengthening consumer protection measures

Performance Compensation Structure for the Group CEO and Executives

· Establishment of Executive KPIs that align with long-term shareholder value

Expansion of Board's Diversity and Engagement

· Criteria for the nomination of new and reappointed directors, and plans to enhance the Board's expertise and gender diversity
· The Board engagement with proxy advisory firms and regulatory authorities

2024 BOD Roundtable






Key Achievements of the BOD in 2024
Shareholder Engagement (Continued)

2. Active Two-way Communication by Executives

Shinhan Financial Group's executives actively engages in transparent and proactive communication with domestic and international stakeholders, ensuring that the Group's corporate value is accurately recognized by capital markets. To precisely understand and address stakeholder expectations and market demands, the Group has strengthened year-round engagement efforts and established a structured engagement process consisting of Analysis → Engagement → Sharing & Evaluation to ensure a continuous feedback loop.

Through this structured approach, the Group proactively analyzed stakeholder concerns and key issues, gathers feedback through active communication, and internally shares insights to integrate them into strategic decision-making. In 2024, approximately 560 engagement activities were conducted, and rather than merely collecting stakeholder opinions, the Group actively identifies areas for improvement and refines its communication strategies for future interactions.

Moving forward, the Group will continue to reinforce two-way communication with the market, strengthening trust and transparency while laying a solid foundation for long-term corporate value enhancement.



Bloomberg Interview

Analyst Day

Joint IR with the Financial Supervisory Service

Year-Round Engagement with Stakeholders

- Market trends analysis & Monitoring
- Identification and analysis of key shareholder concerns
- Prioritization of key discussion topics



Analysis → Engagement

Sharing & Evaluation

- BOD & CEO Roundtable
- Non-face-to-face communication through shareholder letters & the official website
- Active overseas Non-Deal Roadshows

- Cross-sharing of engagement outcomes among the Board, executives and IR team
- Establishment of a consistent and structured communication framework
- Refinement and advancement of Group-wide strategic initiatives

4.
Election of
Audit Committee Members

(Agenda 4)

Election of an Independent Director who will serve as an Audit Committee Member

(Agenda 5)

Election of Audit Committee Members (3 Members)



요약 재무 성과 이사 선임 Audit Committee 위원 선임 이사보수 기타 참고사항

| Proxy Summary | Financial Performance | Amendment to AOI | Election of Directors | Election of Audit Committee Members | Director Remuneration | Additional Information |

Election of Audit Committee Members

Agenda 4

Election of an Independent Director who will serve as Audit Committee Member

Agenda 5

Election of Audit Committee Members (3 Members)

Pursuant to Article 542 (12) of the Commercial Act, Article 19 of the Act on Corporate Governance of Financial Companies and Article 51 of the Company's Articles of Incorporation, we seek shareholders' approval during the Annual General Meeting of Shareholders on the appointment of an independent director who becomes a member of the Audit Committee.

Pursuant to paragraph 5 of Article 19 of the Act on Corporate Governance of Financial Companies, financial companies shall appoint one or more independent director to serve as Audit Committee members separately from other directors to ensure the independence of Audit Committee members

At the 24th Annual General Meeting of Shareholders, we plan to appoint an independent director who will become a member of the audit committee and 3 members of the audit committee.

RECOMMENDATION:

Vote FOR the appointment of each Audit Committee member nominees

Agenda 4: Re-election of **KWAK Su Keun** as an Independent Director and Audit Committee member

Agenda 5-1: Audit Committee Member Nominee : **BAE Hoon**

Agenda 5-2: Audit Committee Member Nominee : **YOON Jaewon**

Agenda 5-3: Audit Committee Member Nominee : **LEE Yong Guk**

Independent Director Nominee for Audit Committee Member



Independent Director Nominee for Audit Committee Member: KWAK Su Keun

01	Date of Birth	August 16, 1953
02	Nominator	Independent Director and Audit Committee Member Recommendation Committee
03	Relation to the Largest Shareholder	None
04	Business Transaction with SFG	None
05	Delinquency	None
06	Management of Insolvent Companies	None
07	Reasons for Statutory Disqualification	None
08	Term of Office	1 year (March 2025 – March 2026)
09	New Appointment	Reappointment (Director since March 2021)
10	If Incumbent, Prior Year BOD Meeting Attendance Rate	100%
11	Education	Bachelor/Master of Business Administration, Seoul National University PhD in Business Administration, University of North Carolina
12	Main Work Experience	2019 - Current Chair, Governance Advisory Committee, Korea Lasted Companies Association(KLCA)
		2018 - Current Professor Emeritus, Seoul National University, Business School
		2015 - Current Chair, Korea Entrepreneurship Foundation
		1998 - 2018 Professor, Seoul National University, Business School

Key Activities of the Director Nominee in 2024

Director KWAK Su Keun attended all Board meetings held in 2024, as well as meetings of all Board committees where he serves as a member—the Audit Committee, Remuneration Committee, and Subsidiary CEO Recommendation Committee. In total, he dedicated 481 hours to Board and committee meetings, agenda reviews, and training sessions.

As Chair of the Audit Committee, he diligently fulfilled his oversight responsibilities, ensuring rigorous checks on management. He provided timely updates on the committee's activities to the Board and offered sharp analysis and recommendations based on his accounting expertise. Drawing from his extensive experience, he contributed to the Group's development by offering close reviews and insightful opinions on key issues, including the Group's strategic and financial direction. Furthermore, he played a critical role in strengthening internal controls by proposing improvements and requesting additional actions on compliance matters.

Through his participation in Board meetings and workshops, he actively contributed to the Board's decision-making process in key areas, such as: assessing the impact of share buybacks and cancellations; evaluating the appropriateness of Board composition and collective suitability; reviewing the establishment of the 2025 Group management plan; and, assessing management appointments at Group subsidiaries.

Reasons for Recommendation

The nominee is a distinguished accounting professor with extensive experience advising academic institutions and public organizations. His deep expertise in accounting, finance, and corporate governance has made him an effective facilitator and steward of financial governance.

Over the past four years as an independent director, he has provided in-depth counsel not only on financial and audit-related matters but also on a broad range of Board agendas. Additionally, he has actively engaged with overseas investors and regulatory authorities, incorporating diverse stakeholder perspectives to enhance the Group's governance and long-term sustainability.

His commitment to thorough pre-review of key Board issues, strong oversight capabilities, and ability to bridge communication between the company and investors have significantly contributed to the Group's sound governance. In recognition of these contributions, he has been unanimously recommended for reappointment by the Independent Director and Audit Committee Member Recommendation Committee.

< 57 >

Proxy
Summary

Financial
Performance

Amendment
to AOI

Election of
Directors

Election of Audit
Committee Members

Director
Remuneration

Additional
Information

Audit Committee Member Nominees



Audit Committee Member Nominee: **BAE Hoon**

Reasons for Recommendation

Director BAE Hoon is a Korean-Japanese lawyer specializing in corporate legal consulting. Holding a master's degree in business administration and a Japanese Certified Public Accountant qualification, he is recognized as a highly versatile expert.

Given the nature of the Audit Committee's work, which requires expertise not only in accounting but also in compliance and legal matters, nominee brings valuable depth to internal control discussions. Over the past four years, he has served as an Audit Committee member with sound judgment and a well-balanced perspective. His keen attention to detail in reviewing contracts, regulations, and governance matters has demonstrated his strong knowledge and experience. Based on these qualifications, he has been recommended for reappointment to the Audit Committee.



Audit Committee Member Nominee: **YOON Jaewon**

Reasons for Recommendation

Director YOON Jaewon is a professor of accounting at Hongik University with extensive expertise in the field. She has built an impressive career as a member of various accounting and tax-related organizations, including the Korea Accounting Standards Board, the Korean Accounting Association, and the Ministry of Strategy and Finance's Tax System Development Deliberation Committee. Her expertise makes her well-suited to fulfill the responsibilities of the Audit Committee.

Given the growing complexity of the Audit Committee's work, maintaining stability and continuity through reappointment is crucial. Since joining as an independent director, she has actively contributed to the Audit Committee for the past five years, strengthening the Group's internal control framework and fostering a transparent corporate environment. Her insights into internal accounting issues and proactive recommendations for improvement have been invaluable.

To ensure the continued soundness and effectiveness of the Audit Committee, she has been recommended for reappointment.



Audit Committee Member Nominee: **LEE Yong Guk**

Reasons for Recommendation

Director LEE Yong Guk is a lawyer at a leading global law firm with extensive experience in financial advisory services. His legal expertise, combined with deep industry knowledge, has allowed him to provide the Board with high-level insights, particularly through comparisons with global financial institutions. As Chair and a member of the Risk Management Committee for the past four years, he has played a key role in shaping risk management strategies and promoting financial stability.

With the Audit Committee's role expanding and the need for rigorous oversight of internal controls increasing, financial and accounting expertise alone is no longer sufficient. A broader perspective that encompasses financial and legal risk management is now essential. Nominee's specialized knowledge is expected to enhance the effectiveness of the Audit Committee, enrich discussions, and strengthen the Group's internal governance framework. Accordingly, he has been recommended for appointment as a member of the Audit Committee.

Main Activities of Audit Committee

Main Activities of Audit Committee in 2024

In 2024, a total of 16 Audit Committee meetings were held, during which 71 agenda items were discussed, including 21 resolutions and 50 reports and deliberations. The activities of the Audit Committee are regularly reported to the Board of Directors.

The Audit Committee directly oversees the Audit Team, a supporting organization, to conduct audits of the Group and its subsidiaries and to monitor the audit activities of the subsidiaries. To ensure the efficient execution of audit duties, an executive at the senior managing director level has been appointed as the Chief Audit Officer(CAO). CAO assists the Audit Committee and reports key audit results. The Audit Team comprises a team leader, two certified public accountants (CPAs), and senior employees with extensive practical experience. Each subsidiary has a designated auditor responsible for monitoring its audit activities. Based on the annual audit plan, the Audit Committee has conducted reviews on corporate and subsidiary management and internal control operations, anti-money laundering (AML) activities, financial statements and business reports, the operation of the consolidated internal accounting control system, and the appropriateness of disclosure policy formulation and execution. Furthermore, the Audit Committee has reviewed and deliberated on the Group Compliance Officer's activity plans and outcomes.

The Audit Committee receives and discusses reports on critical issues, including financial incidents, IT system failures, and regulatory inspections of the Group and its subsidiaries. In 2024, the Audit Committee was briefed by CAO on matters such as the status of Shinhan Bank's H-Index-linked ELT, financial incidents at Shinhan Securities, investigations into related-party transactions involving executives and their relatives, and the results of Financial Supervisory Service of the company and Shinhan Bank. Additionally, the Accounting Division reported on matters such as the Group's provisioning settlement process, the development of the consolidated CSM calculation system, and the progress of the Group's Financial Reporting Internal Control System (FRICS).

To ensure transparency in significant accounting policies, quarterly / semi-annual financial statement reviews, year-end financial statement audits, and verification of any material misconduct by management or violations of laws and regulations, the Audit Committee received direct quarterly reports from external auditors and exchanged views on key issues.

To facilitate thorough discussions, the Audit Committee held three Private Sessions with external auditors in 2024, without the presence of the Group executives. In 2025, this will be expanded to four sessions per year.

For the review of year-end financial statement audits, the Audit Committee held face-to-face meetings with the accounting heads of the Group and key subsidiaries, as well as external auditors, to receive direct reports and discuss key account fluctuations, external audit procedures, and significant issues arising during the audit process.

In 2024, a total of 22 internal audits focused on internal controls were conducted across the Group and its subsidiaries. Additionally, past incidents across the Group were reviewed to establish a preemptive audit framework for preventing recurrence.
IT audits placed particular emphasis on assessing the electronic financial incident response system, while smaller subsidiaries and overseas networks were subject to consulting-based reviews covering accounting, disclosures, and management control systems. To enhance communication with subsidiaries, the Audit Committee strengthened collaboration through the Group Audit Officers' Council. The oversight of external auditors was also reinforced, with the frequency of major subsidiaries' external auditor performance evaluations increasing from once to twice per year.

In 2025, the Audit Committee plans to focus on evaluating the adequacy of the first and second lines of internal control functions based on the responsibilities map, as well as embedding ethical awareness within the organization. Periodic risk assessments will be conducted to preemptively identify audit areas. The Group will continue to perform IT audits on key IT-related issues and maintain systemic reviews of smaller subsidiaries and overseas networks. To strengthen communication with subsidiaries, the Audit Committee will operate a consultation body with the audit committees of Group subsidiaries and standardize regular meetings among IT and Group audit officers.

In 2025, external auditor selection for the three fiscal years from FY2026 to FY2028 is scheduled. The selection process will be conducted in a fair and systematic manner, considering audit quality from a consolidated perspective, in accordance with relevant standards and procedures.

5.
Director Remuneration

(Agenda 6)

Approval of the Director Remuneration Limit

Shinhan Financial Group

Director Remuneration

Agenda 6

Approval of the Director Remuneration Limit

Pursuant to Article 388 of the Commercial Act and Article 49 of the Company's Articles of Incorporation, we hereby request the shareholders' approval of the director remuneration limit as follows:

RECOMMENDATION:

Vote **FOR** the director remuneration.

Directors Remuneration for FY2024~FY2025 (in KRW)

FY2025 (Proposed)	FY2024 (Approved)
3.0 billion [1]	3.0 billion

Note 1) Separately, a long-term performance-linked incentive in performance shares ("PS") is granted. The Company determines the PS by conducting performance evaluation on the next four-year period. The performance indicators include the increase in share price relative to the comparison group, Return on Equity(ROE) and Return on Tangible Common Equity(ROTCE) and Non-Performing Loan(NPL) ratio before sales and write-off relative to a pre-established target. The maximum number of performance shares to be granted to the directors of the Board in respect of fiscal year 2025 is 30,000 shares, ranging from 0% to 100% of the maximum shares, provided that payments accrued in relation thereto shall be made in fiscal year 2029. It should be noted, however, that in addition to such limit, additional compensation in the form of performance shares and annual incentives be made in fiscal year 2025 to the extent that the total number of such shares falls within the limit approved at previous shareholders' meetings held.

Proxy
Summary

Financial
Performance

Amendment
to AOI

Election of
Directors

Election of Audit
Committee Members

Director
Remuneration

Additional
Information

Director Remuneration

1. Proposed Director Remuneration Limit for 2025

The director remuneration limit of Shinhan Financial Group represents the total cap on cash compensation paid to registered directors. The remuneration limit for 2025 has been set at KRW 3 billion, the same as the previous year, and has been submitted as an agenda.

Director Remuneration Limit for 2025

Remuneration Limit	KRW 3.0 billion
Number of Directors	11
Non-Independent Director	2
Independent Director	9

From 2020 to 2022, the Group maintained a director remuneration limit of KRW 3.5 billion. However, since 2023, this limit has been reduced to KRW 3 billion. Despite the stable profitability trends of Shinhan Financial Group, with net income amounting to KRW 3.5 trillion in 2020, KRW 4.1 trillion in 2021, KRW 4.7 trillion in 2022, and KRW 4.4 trillion in 2023, the remuneration limit was reduced by KRW 500 million from KRW 3.5 billion to KRW 3 billion, taking into account the utilization rate of the director remuneration limit.

Director Remuneration Limit and SFG's Net Income

(KRW)	Remuneration Limit	SFG Net Income
2020	3.5 billion	3.5 trillion
2021	3.5 billion	4.1 trillion
2022	3.5 billion	4.7 trillion
2023	3.0 billion	4.4 trillion
2024	3.0 billion	4.5 trillion
2025	3.0 billion	-

Director Remuneration (Continued)

2. Actual Payment of Director Remuneration in 2024

Out of the total remuneration limit of KRW 3 billion, the actual amount paid was approximately KRW 2.02 billion, representing 67.3% of the total remuneration limit. Of this amount, approximately KRW 1.28 billion was paid to executive directors, while KRW 740 million was allocated to independent directors.

Actual Director Remuneration Payments and Utilization of Remuneration Limit

	Actual Payment (KRW)	Utilization Rate
2020	2.06 billion	58.9%
2021	2.19 billion	62.5%
2022	2.30 billion	65.8%
2023	2.21 billion	73.6%
2024	1.92 billion	67.3%

Actual Director Remuneration Payments (Detailed)

Total Amount Paid(A+B)	2,018.7mil.
Non-Executive Director (A)	1,278.3mil.
Executive Director **JIN Okdong**	1,183.5 mil.
Non-executive Director **JUNG Sang Hyuk**	- [1]
Executive Director **CHO Yong-byoung** (Retired in March 2023)	94.8 mil.
Independent Director (B)	740.4 mil.
Independent Director **YOON Jaewon**	92.1 mil.
Independent Director **KWAK Su Keun**	87.5 mil.
Independent Director **KIM Jo Seol**	73.0 mil.
Independent Director **BAE Hoon**	82.0 mil.
Independent Director **SONG Seongjoo**	65.9 mil.
Independent Director **LEE Yong Guk**	85.0 mil.
Independent Director **JIN Hyun-duk**	72.5 mil.
Independent Director **CHOI Young Gwon**	65.4 mil.
Independent Director **CHOI Jae Boong**	79.0 mil.
Independent Director **LEE Yoon-jae** (Retired in March 2024)	19.5 mil.
Independent Director **SUNG Jaeho** (Retired in March 2024)	18.5 mil.

Note 1) Considering the concurrent position of an executive at a subsidiary, no separate remuneration is paid

< 63 >

Director Remuneration (Continued)

3. Director Remuneration Policy

Shinhan Financial Group's director remuneration limit of KRW 3 billion is structured as follows: KRW 1.35 billion for Executive director(CEO), KRW 0.95 billion for independent directors, and KRW 0.7 billion as a reserve. The remuneration structure for executive and independent directors is as follows:

Executive Director(CEO) Remuneration

The remuneration for executive director consists of a base salary, duty allowance, annual performance bonus, and long-term performance-linked stock compensation(PS). The base salary and duty allowance are paid monthly, with the total annual salary divided into 12 equal installments. The annual performance bonus is determined based on the Group's achievement of targets, absolute profit levels, and performance evaluation ratings, and is paid in the following year. The long-term performance-linked stock remuneration is structured so that the amount and eligibility for payment are determined based on the Group's long-term performance and stock price over a four-year period.

Furthermore, a Risk Check System is in place to deduct executive performance bonuses by incorporating key evaluation factors such as risk management, internal control, and consumer protection. In the event of a significant risk-related issue, strict standards are applied, including the uniform adjustment of performance bonuses.

In addition, a Clawback Policy has been implemented to allow the recovery of previously paid performance bonuses in the event that the financial statements, which serve as the basis for performance-based remuneration, are restated due to errors. This measure strengthens executive accountability and enhances trust among shareholders and stakeholders.
(For further details on the remuneration structure for executive director, the Risk Check System, and the Clawback Policy, please refer to page 66.)

Under this remuneration structure, the total remuneration paid to executive director in 2024 amounted to approximately KRW 1.28 billion.

Independent Director Remuneration

The remuneration for independent directors consists of a base salary (KRW 4 million per month) and additional allowances. Additional allowances include meeting attendance fees (KRW 1 million per Board meeting, KRW 0.5 million per committee meeting) and position allowances (KRW 1 million per month for the Board Chair, KRW 0.5 million per month for committee chairs). The total remuneration paid to independent directors in 2024 amounted to approximately KRW 740 million.

Non-executive Director Remuneration

Non-executive director who concurrently hold executive positions in subsidiaries do not receive separate remuneration.

CEO Remuneration in 2024 : JIN Okdong

Division	Amount (KRW mil.)	Notes
Total amount paid	1,183	There are existing 23,587 shares as long-term performance-linked stock remuneration (PS), with the final determination of payment eligibility and amount dependent on the Company's long-term performance and stock price from 2024 to 2027
Base Salary	850	The base salary, including activity allowance from work, is divided into 1/12 of the total annual salary and paid monthly, and it is determined by the resolution of the Board and Remuneration Committee within the scope of the amount resolved at the shareholders' meeting
Bonus	332	The annual performance bonus for 2023
Other	1	Benefits such as holiday incentives

Executive Evaluation

1. Executive Evaluation Process

The determination of the evaluation framework and performance assessment for executive director(CEO) is conducted by the Remuneration Committee. To ensure that both financial performance and non-financial evaluation factors are reflected in the performance assessment, the Group's KPI and the achievement level of strategic initiatives are weighted and combined in a specific ratio.

In particular, to effectively implement the Value-up Program, key financial performance indicators include a Total Shareholder Return(15%), ROE(20%), and ROTCE(15%). These metrics reinforce a accountability for enhancing corporate and shareholder value. Additionally, financial soundness is secured for sustainable growth by incorporating soundness indicators such as RAROC and the substandard & below loan ratio, as well as efficiency indicators such as the cost-to-income ratio.

As for non-financial performance indicators, key strategic objectives aligned with the Group's strategic direction include customer base expansion, global performance, capital market competitiveness, Digital to Value, ESG implementation, and HR innovation. In particular, to strengthen the internal control framework, the operational effectiveness of the internal accounting management system and risk management performance are weighted at 20% within the strategic initiatives. This approach further reinforces executive accountability in preventing financial misconduct and protecting stakeholders.

The performance evaluation grade, derived from a comprehensive assessment of the Group KPI and strategic initiative evaluations, is factored into the calculation of the annual performance bonus payout.

Key Performance Evaluation Indices for CEO in 2024

Group KPI [Financial Performance Index]		
70%		
Index		%
Mid-to long-term growth	Total shareholder return	15%
	Group customer base	10%
Profitability	ROE	20%
	ROTCE	15%
Soundness	NPL ratio	15%
Risk-related	RAROC	5%
Efficiency	Cost-to-income ratio	20%
Total		**100%**

Key Strategic Objectives	
30%	
Index	%
Customer base expansion	16%
Global performance Value-up	8%
Capital market position enhancement	8%
Digital to Value	20%
ESG initiatives	13%
HR innovation	15%
Internal control & Risk management	20%
Total	100%

[Note] Executive Remuneration Structure (Detailed)

Executive Remuneration Structure

For executives, the Company operate a remuneration system centered on performance-based remuneration comprising more than 50% of total remuneration, and the results of performance measures are reflected in the payment of performance-based compensation.

The performance evaluation for the annual performance bonus is composed of financial indicators (Group KPIs) and non-financial indicators (key strategic objectives), and the individual's performance evaluation rating calculated through the evaluation is reflected in the annual performance bonus payment rate. The annual bonus is a lump sum cash payment based on the previous year's performance evaluation results.

The performance evaluation for long-term performance bonuses comprises shareholder value-related metrics, profitability metrics, and soundness metrics, and the evaluation results are reflected in the long-term performance bonus payout rate. The final number of long- term incentive awards is determined by the average performance over the four years following the grant, and the award amount is determined by the stock price at the time of the grant.

The structure of long-term performance bonuses is designed to adjust the compensation amount in case an employee leaves the company for reasons attributable to the employee, causes damage to the company, or is severely disciplined by a regulator before payment. It is also designed to naturally adjust the compensation amount if the company's value is impaired and the stock price declines.

Furthermore, to establish a sound performance-driven culture aligned with the Group's management direction, the executive remuneration system across the Group is being enhanced. By implementing a long –term-oriented performance evaluation framework and expanding executive accountability in the event of risk-related issues, the refined remuneration structure aims to strengthen internal controls and provide a solid foundation for enhancing shareholder value.

Risk Check System

As part of a phased system enhancement, the first Remuneration Committee meeting on February 29, 2024, strengthened the Risk Check System, which has been in place since 2021, by further deducting executive performance bonuses based on the Company's evaluation results concerning risk management, internal control, and consumer protection, as outlined below.

First, aside from the Company's overall risk evaluation results, executive performance bonuses may be uniformly reduced if a significant risk-related issue occurs.. Second, a formal provision has been established to allow for up to a 100% reduction in performance bonuses for executives who demonstrate notably insufficient risk management in their respective roles. Lastly, the Clawback policy for deferred performance bonuses has been strengthened-if a reason for reduction under the Risk Check System arises after an annual performance bonus has been paid, the full amount that should have been deducted will be structured from the deferred long-term performance bonus.

In addition to traditional risk management, a Group comprehensive risk assessment system has been piloted to evaluate both conventional and new risks across the Group. The results will be reflected in each subsidiary's executive evaluation and compensation , with plans for full adoption in the future.

Clawback Policy

Following the amendment of NYSE listing regulations, the Company established a Clawback policy in November 2023. Under this policy, if the financial statements used as the bases for performance compensation are later restated due to errors, previously paid bonuses will be reclaimed accordingly. This measure is expected to enhance executive accountability and responsibility in financial reporting.

Executive Remuneration Structure

Variable Remuneration (A) = (a)+(b)	
Long-term performance-linked incentive (PS)* (a)	
	Linked to stock price (20%): - Relative stock price growth rate
	Performance linked (80%): - ROE, ROTCE, NPL ratio before write-off & sale
Annual Performance Bonus (b)	
	Performance incentives: Group KPI, Strategic targets ※ Deduction in accordance with the Risk Check System
Fixed Remuneration (B)	
Annual Salary	
	Base salary, Job allowance

※ **PS(Performance Share):** Virtual shares are granted based on common stock, and the final payout is determined by applying the stock price at the end of the 4-year period to the number of PS units adjusted according to performance over the 4 years

Independent Director Remuneration

1. Independent Directors

As of the year 2024, the remuneration for independent Directors is categorized into a base salary and additional allowances. The additional allowances are further divided into meeting allowance and position allowance.

The base salary is KRW 4.0 million per month. Regarding the additional allowances, the meeting allowance is KRW 1.0 million per the Board meeting and KRW 0.5 million per sub-committees meeting.

The position allowance is KRW 1.0 million per month for the BOD Chair and KRW 0.5 million per month for each sub-committee chair. In addition to these remunerations, actual expenses for transportation and accommodation are paid for independent directors residing overseas. In the case of position allowances, if a director holds multiple positions, only the highest applicable allowance is granted without duplication. These terms apply equally to all independent directors.

The total remuneration for independent directors in 2024 amounts to approximately KRW 740 million.

Summary of Independent Directors' Remuneration in 2024

No.	Name	Total amount of remuneration	Other benefits beyond remuneration
1	YOON Jaewon	92.1 (Base Salary 48.0 + Additional Allowances 44.1)	- General health examination - Vehicle support for meeting attendance
2	KWAK Su Keun	87.5 (Base Salary 48.0 + Additional Allowances 39.5)	- General health examination (himself and his spouse) - Vehicle support for meeting attendance
3	KIM Jo Seol	73.0 (Base Salary 48.0 + Additional Allowances 25.0)	- Vehicle support for meeting attendance
4	BAE Hoon	82.0 (Base Salary 48.0 + Additional Allowances 37.0)	- Vehicle support for meeting attendance
5	SONG Seongjoo	65.9 (Base Salary 36.8 + Additional Allowances 29.1)	- General health examination (herself and her spouse) - Vehicle support for meeting attendance
6	LEE Yong Guk	85.0 (Base Salary 48.0 + Additional Allowances 37.0)	- General health examination (himself and his spouse) - Vehicle support for meeting attendance
7	JIN Hyun-duk	72.5 (Base Salary 48.0 + Additional Allowances 24.5)	- Vehicle support for meeting attendance
8	CHOI Young Gwon	65.4 (Base Salary 36.8 + Additional Allowances 28.6)	- Vehicle support for meeting attendance
9	CHOI Jae Boong	79.0 (Base Salary 48.0 + Additional Allowances 31.0)	- Vehicle support for meeting attendance
10	SUNG Jaeho (Retired in March 2024)	18.5 (Base Salary 12.0 + Additional Allowances 6.5)	- Vehicle support for meeting attendance
11	LEE Yoon-jae (Retired in March 2024)	19.5 (Base Salary 12.0 + Additional Allowances 7.5)	- Vehicle support for meeting attendance
	Total	**740.4**	

6.
Additional Information

Shinhan Financial Group

Voting Results of the 23rd AGM (March 2024)

I. Date/Time : Tuesday, March 26th 2024 at 10:00 am (Korea Standard Time)

II. Place : Grand Auditorium, 20th Floor, Shinhan Bank, 20 Sejong-daero 9-gil, Jung-gu, Seoul

III. Votes Cast

(Unit : Share, %)

Total number of issued shares	Total voting rights (excluding Treasury shares)	Total votes cast	% of votes cast
512,759,471	511,902,890	427,587,954	83.53%

IV. Voting Results

(Unit : Share, %)

Agenda No.	Resolution		For Against			
			Votes For	% For[1]	Votes Against	% Against[1]
1	Approval of Financial Statements and Annual Dividends for FY 2023		422,068,168	98.71%	5,519,786	1.29%
2	Election of Directors (8 Independent Directors)					
	2-1	KIM Jo Seol (IND)	352,357,599	82.41%	75,230,355	17.59%
	2-2	BAE Hoon (IND)	349,265,784	81.68%	78,322,170	18.32%
	2-3	YOON Jaewon (IND)	342,821,020	80.18%	84,766,934	19.82%
	2-4	LEE Yong Guk (IND)	345,152,980	80.72%	82,434,974	19.28%
	2-5	JIN Hyun-duk (IND)	346,119,856	80.95%	81,468,098	19.05%
	2-6	CHOI Jae Boong (IND)	345,498,655	80.80%	82,089,299	19.20%
	2-7	SONG Seongjoo (IND)	426,709,099	99.79%	878,855	0.21%
	2-8	CHOI Young Gwon (IND)	426,329,853	99.71%	1,258,101	0.29%
3	Election of IND as Audit Committee Member KWAK Su Keun		309,492,144	79.75%	78,573,314	20.25%
4	Election of Audit Committee Members (2 Members)					
	4-1	Bae Hoon (IND)	309,063,623	79.64%	79,001,835	20.36%
	4-2	YOON Jaewon (IND)	303,480,337	78.20%	84,585,121	21.80%
5	Approval of the Directors' Remuneration Limit		424,806,831	99.35%	2,781,123	0.65%

※ Votes Against includes votes withheld

※ Voting results for Resolution Item No. 3 and No.4 reflects Article 371 of the Commercial Act, which limits the voting rights of shareholders to 3% of the total issued share capital.

Voting Results of the 22nd AGM (March 2023)

I. **Date/Time :** Thursday, March 23rd 2023 at 10:00 am (Korea Standard Time)

II. **Place :** Grand Auditorium, 20th Floor, Shinhan Bank, 20 Sejong-daero 9-gil, Jung-gu, Seoul

III. Votes Cast

(Unit : Share, %)

Total number of issued shares	Total voting rights (excluding Treasury shares)	Total votes cast	% of votes cast
526,266,869	508,778,517	413,457,940	81.26%

IV. Voting Results

(Unit : Share, %)

Agenda No.	Resolution		For Against			
			Votes For	% For[1]	Votes Against	% Against[1]
1	Approval of Financial Statements and Annual Dividends for FY 2022		384,738,991	93.05%	28,718,949	6.95%
2	Approval of Amendment to Articles of Incorporation		409,364,372	99.01%	4,093,568	0.99%
3	Election of Directors (1 Executive Director, 1 Non-executive Director, 7 Independent Directors)					
	3-1	JIN Okdong (ED)	366,824,480	88.72%	46,633,460	11.28%
	3-2	JUNG Sang Hyuk (NED)	412,176,893	99.69%	1,281,047	0.31%
	3-3	KWAK Su Keun (IND)	330,966,365	80.05%	82,491,575	19.95%
	3-4	BAE Hoon (IND)	334,928,286	81.01%	78,529,654	18.99%
	3-5	SUNG Jaeho (IND)	286,168,527	69.21%	127,289,413	30.79%
	3-6	LEE Yong Guk (IND)	329,947,860	79.80%	83,510,080	20.20%
	3-7	LEE Yoon-jae (IND)	286,712,905	69.35%	126,745,035	30.65%
	3-8	JIN Hyun-duk (IND)	334,923,668	81.01%	78,534,272	18.99%
	3-9	CHOI Jae Boong (IND)	329,200,549	79.62%	84,257,391	20.38%
4	Election of IND as Audit Committee Member YOON Jaewon		275,506,082	73.19%	100,908,737	26.81%
5	Election of Audit Committee Member (2 Members)					
	5-1	KWAK Su Ken (IND)	293,506,116	77.97%	82,908,703	22.03%
	5-2	BAE Hoon (IND)	297,474,510	79.03%	78,940,309	20.97%
6	Approval of the Directors' Remuneration Limit		410,069,888	99.18%	3,388,052	0.82%

※ Votes Against includes votes withheld

※ Voting results for Resolution Item No. 4 and No.5 reflects Article 371 of the Commercial Act, which limits the voting rights of shareholders to 3% of the total issued share capital.

Voting Results of the 21st AGM (March 2022)

I. Date/Time : Wednesday, March 24th 2022 at 10:00 am (Korea Standard Time)

II. Place : Grand Auditorium, 20th Floor, Shinhan Bank, 20 Sejong-daero 9-gil, Jung-gu, Seoul

III. Votes Cast

(Unit : Share, %)

Total number of issued shares	Total voting rights (excluding Treasury shares)	Total votes cast	% of votes cast
534,081,554	516,593,202	413,007,081	79.95%

IV. Voting Results

(Unit : Share, %)

Agenda No.	Resolution		Criteria for number of voting shares			
			Votes For	% For[1]	Votes Against	% Against[1]
1	Approval of Financial Statements and Annual Dividends for FY2021		409,254,441	99.09%	3,752,640	0.91%
2	Election of Directors (8 Independent Directors)					
	2-1	PARK Ansoon (IND)	254,249,612	61.56%	158,757,469	38.44%
	2-2	BYEON Yang-ho (IND)	253,512,978	61.38%	159,494,103	38.62%
	2-3	SUNG Jaeho (IND)	249,157,742	60.33%	163,849,339	39.67%
	2-4	YOON Jaewon (IND)	300,204,040	72.69%	112,803,041	27.31%
	2-5	LEE Yoon-jae (IND)	249,149,409	60.33%	163,857,672	39.67%
	2-6	JIN Hyun-duk (IND)	304,317,831	73.68%	108,689,250	26.32%
	2-7	HUH Yong-hak (IND)	251,870,179	60.98%	161,136,902	39.02%
	2-8	KIM Jo Seol (IND)	410,228,910	99.33%	2,778,171	0.67%
3	Election of Audit Committee Members (3 Members)					
	3-1	BAE Hoon (IND)	366,760,420	98.63%	5,077,098	1.37%
	3-2	SUNG Jaeho (IND)	237,499,781	63.87%	134,337,737	36.13%
	3-3	YOON Jaewon (IND)	258,630,560	69.55%	113,206,958	30.45%
4	Approval of Director Remuneration Limit		362,687,204	87.82%	50,319,877	12.18%

※ Votes Against includes votes withheld

※ Voting results for Resolution Item No. 3 reflects Article 371 of the Commercial Act, which limits the voting rights of shareholders to 3% of the total issued share capital.

BOD Meetings in 2024

BOD (Total number of meetings held per year: 14)

Directors	J.H. SUNG	Y.J. LEE	J.W. YOON	H.D. JIN	S.K. KWAK	H. BAE	Y.G. LEE	J.B. CHOI	J.S. KIM	S.J. SONG	Y.G. CHOI	O.D. JIN	S.H. JUNG
Attendance Rate	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%

Meetings in 2024, Before 23rd AGM

Agenda	Results	J.H. SUNG	Y.J. LEE	J.W. YOON	H.D. JIN	S.K. KWAK	H. BAE	Y.G. LEE	J.B. CHOI	J.S. KIM	O.D. JIN	S.H. JUNG
February 8, 2024 [Regular Meeting]												
1. Approval of the 23rd (Jan. 1, 2023 – Dec. 31, 2023) financial statements and full-year business report	**Approved**	For	For	For	For	For	For	For	For	For	For	For
2. Approval of the 23rd annual dividend and statement of appropriation of retained earnings	**Approved**	For	For	For	For	For	For	For	For	For	For	For
3. Approval of share buyback and cancellations	**Approved**	For	For	For	For	For	For	For	For	For	For	For
4. 2023 performance evaluation and 2024 KPI setting for the BOD Secretariat	**Approved**	For	For	For	For	For	For	For	For	For	Restricted	Restricted
<Reporting Items> 1. 2023 annual Group business performance 2. 2023 annual Group financial performance 3. Inclusion and exclusion of subsidiaries, etc., in 2H 2023 4. Quarterly report on the issuance of KRW bonds and subsidiary support 5. Results of the issuance of subordinated bond(Hybrid) in KRW 6. Results of share buyback and cancellations 7. Results of the inspection of the internal control system and operations in 2023 8. Operational performance of the Audit Committee 9. Operational performance of the BOD	**Reported**	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended
March 4, 2024 [Special Meeting]												
1. 2024 approval of the director remuneration limit	**Approved**	For	For	For	For	For	For	For	For	For	For	For
2. Assessment of the Adequacy of Director candidate nominations	**Approved**	For	For	For	For	For	For	For	For	For	For	For
(1) Independent director candidate KWAK Su Keun	**Approved**	For	For	For	For	Restricted	For	For	For	For	For	For
(2) Independent director candidate KIM Jo Seol	**Approved**	For	For	For	For	For	For	For	For	Restricted	For	For
(3) Independent director candidate BAE Hoon	**Approved**	For	For	For	For	For	Restricted	For	For	For	For	For
(4) Independent director candidate SONG Seongjoo	**Approved**	For	For	For	For	For	For	For	For	For	For	For
(5) Independent director candidate YOON Jaewon	**Approved**	For	For	Restricted	For	For	For	For	For	For	For	For
(6) Independent director candidate LEE Yong Guk	**Approved**	For	For	For	For	For	Restricted	For	For	For	For	For
(7) Independent director candidate JIN Hyun-duk	**Approved**	For	For	For	Restricted	For	For	For	For	For	For	For
(8) Independent director candidate CHOI Young-Gwon	**Approved**	For	For	For	For	For	For	For	For	For	For	For
(9) Independent director candidate CHOI Jae Boong	**Approved**	For	For	For	For	For	For	For	Restricted	For	For	For

BOD Meetings in 2024 (continued)

Meetings in 2024, Before 23rd AGM

Agenda	Results	J.H. SUNG	Y.J. LEE	J.W. YOON	H.D. JIN	S.K. KWAK	H. BAE	Y.G. LEE	J.B. CHOI	J.S. KIM	O.D. JIN	S.H. JUNG
3. Approval of the Convening of the 23rd Annual General Meeting of Shareholders and Meeting Agenda	Approved	For	For	For	For	For	For	For	For	For	For	For
<Reporting Items> 1. Operational status of the internal accounting control system in 2023, as reported by the management 2. Evaluation of the operation status of the internal accounting control system in 2023 by the Audit Committee 3. Audit results for anti-money laundering operations in 2023 4. Audit performance in 2023 5. Performance of credit information manager and protector in 2023 6. 「Banking governance Best Practice TF」 strategic direction 7. Operational performance of the Audit Committee 8. Operational performance of the Risk Management Committee 9. Operational performance of the Remuneration Committee 10. Operational performance of the CEO Candidate Recommendation Committee 11. Operational performance of the Subsidiary's CEO Recommendation Committee 12. Operational performance of the Independent Director and Audit Committee Member Recommendation Committee 13. Sharing of customer information among group subsidiaries and inspection for 4Q2023 14. Operational performance of the BOD	Reported	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended

Meetings in 2024, After 23rd AGM

Agenda	Results	J.W. YOON	H.D. JIN	S.K. KWAK	H. BAE	Y.G. LEE	J.B. CHOI	J.S. KIM	S.J. SONG	Y.G. CHOI	O.D. JIN	S.H. JUNG
March 26, 2024 [Special Meeting]												
1. Appointment of the Chair of the BOD	Approved	For	For	For	For	For	For	For	For	For	For	For
2. Appointment of Board committee members	Approved	For	For	For	For	For	For	For	For	For	For	For
3. Approval of director remuneration limit	Approved	For	For	For	For	For	For	For	For	For	For	For
<Reporting Items> 1. Education/training programs for independent directors (plan) 2. Reporting on contributions to independent directors' nonprofit organizations 3. Operational performance of the Audit Committee 4. Operational performance of the Remuneration Committee 5. Operational performance of the BOD	Reported	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended

BOD Meetings in 2024 (continued)

Meetings in 2024, After 23rd AGM

Agenda	Results	J.W. YOON	H.D. JIN	S.K. KWAK	H. BAE	Y.G. LEE	J.B. CHOI	J.S. KIM	S.J. SONG	Y.G. CHOI	O.D. JIN	S.H. JUNG
April 26, 2024 [Regular Meeting]												
1. Implementation of quarterly dividend payouts	**Approved**	For	For	For	For	For	For	For	For	For	For	For
2. Acquisition and cancellation of treasury stock	**Approved**	For	For	For	For	For	For	For	For	For	For	For
3. Cancellation of treasury stock	**Approved**	For	For	For	For	For	For	For	For	For	For	For
4. Discussion on matters related to Subsidiaries of SFG	**Approved**	For	For	For	For	For	For	For	For	For	For	For
<Reporting Items> 1. Financial results for 1Q 2024 2. Report on FY2023 dividends for Group subsidiaries 3. Report on acquisition and cancellation of the treasury stock 4. Quarterly report on the issuance of KRW bonds and subsidiary support 5. Matters on the callability of hybrid bond 6. Operational performance of the Audit Committee 7. Operational performance of the Risk Management Committee 8. Operational performance of the Remuneration Committee 9. Operational performance of the CEO Candidate Recommendation Committee 10. Operational performance of the Subsidiary's CEO Recommendation Committee 11. Operational performance of the Independent Director and Audit Committee Member Recommendation Committee 12. Operational performance of the BOD	**Reported**	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended
May 9, 2024 [Special Meeting]												
1. Amendment to ESG Strategy Committee regulations	**Approved**	For	For	For	For	For	For	For	For	For	For	For
2. Exclusion of Shinhan AI as a subsidiary	**Approved**	For	For	For	For	For	For	For	For	For	For	For
3. License agreement for the Shinhan Trademark and other intellectual property	**Approved**	For	For	For	For	For	For	For	For	For	For	Restricted
4. Decision on the cancellation of long-term remuneration	**Approved**	For	For	For	For	For	For	For	For	For	For	For
<Reporting Items> 1. Approval results and improvement direction on Group Recovery and Resolution Plan 2. Operational performance of the Audit Committee 3. Operational performance of the Risk Management Committee 4. ESG Strategy Committee operational performance 5. 2024 Q4 customer information sharing status and inspection results within Shinhan Financial Group 6. Operational performance of the BOD	**Reported**	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended
July 16, 2024 [Special Meeting]												
1. Items related to Shinhan Financial Group subsidiaries	**Approved**	For	For	For	For	For	For	For	For	For	For	For
<Reporting Items> 1. Operational performance of the BOD	**Reported**	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended

BOD Meetings in 2024 (continued)

Meetings in 2024, After 23rd AGM

Agenda	Results	J.W. YOON	H.D. JIN	S.K. KWAK	H. BAE	Y.G. LEE	J.B. CHOI	J.S. KIM	S.J. SONG	Y.G. CHOI	O.D. JIN	S.H. JUNG
July 26, 2024 [Regular Meeting]												
1. Approval on Corporate Value-up Plan	Approved	For	For	For	For	For	For	For	For	For	For	For
2. Proposal for quarterly dividend distribution	Approved	For	For	For	For	For	For	For	For	For	For	For
3. Issuance of write down contingent convertible bond	Approved	For	For	For	For	For	For	For	For	For	For	For
4. Enactment and amendment to key regulations	Approved	For	For	For	For	For	For	For	For	For	For	For
<Reporting Items> 1. Financial results for 2Q 2024 2. Quarterly report on the issuance of KRW bonds and subsidiary support 3. Inclusion and exclusion of subsidiaries, etc., in 1H of 2024 4. Report on the results of the 2024 Group Recovery and Resolution Plan(RRP) simulation drill and directions 5. Operational performance of the Risk Management Committee 6. Operational performance of the Audit Committee 7. Operational performance of the CEO Candidate Recommendation Committee 8. Operational performance of the Subsidiary's CEO Recommendation Committee 9. Operational performance of the BOD	Reported	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended
August 8, 2024 [Special Meeting]												
<Reporting Items> 1. Approval results and improvement direction on Group Recovery and Resolution Plan 2. Operational performance of the Audit Committee 3. Operational performance of the Risk Management Committee 4. ESG Strategy Committee operational performance 5. 2024 Q4 customer information sharing status and inspection results within Shinhan Financial Group 6. Operational performance of the BOD	Reported	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended
September 10, 2024 [Special Meeting]												
<Reporting Items> 1. Discussion on matters related to Subsidiaries of SFG 2. Operational performance of the Audit Committee 3. Operational performance of the Risk Management Committee 4. Operational performance of the BOD	Reported	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended
October 10, 2024 [Special Meeting]												
1. Approval of the Group Recovery and Resolution Plan(RRP) for 2024	Approved	For	For	For	For	For	For	For	For	For	For	For
<Reporting Items> 1. Reporting results on KRW write down contingent convertible bonds issuance 2. Operational performance of the Audit Committee 3. Operational performance of the Risk Management Committee 4. Operational performance of the Subsidiary's CEO Recommendation Committee 5. Operational performance of the Independent Director and Audit Committee Member Recommendation Committee 6. Operational performance of the BOD	Reported	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended

BOD Meetings in 2024 (continued)

Meetings in 2024, After 23rd AGM

Agenda	Results	J.W. YOON	H.D. JIN	S.K. KWAK	H. BAE	Y.G. LEE	J.B. CHOI	J.S. KIM	S.J. SONG	Y.G. CHOI	O.D. JIN	S.H. JUNG
October 25, 2024 [Regular Meeting]												
1. Implementation of quarterly dividend payouts	**Approved**	For	For	For	For	For	For	For	For	For	For	For
2. Acquisition and cancellation of treasury stock	**Approved**	For	For	For	For	For	For	For	For	For	For	For
3. Holding company approval on responsibility structure diagram in order to participate 『Responsibility Structure Diagram Pilot Test』	**Approved**	For	For	For	For	For	For	For	For	For	For	For
4. Amendment to important regulations	**Approved**	For	For	For	For	For	For	For	For	For	For	For
5. Discussion on matters related to Subsidiaries of SFG	**Approved**	For	For	For	For	For	For	For	For	For	For	For
<Reporting Items> 1. Shinhan Securities trading loss incident 2. Financial results for 3Q 2024 3. Matters related to capital contribution on Shinhan Asset Trust 4. Quarterly report on the issuance of KRW bonds and subsidiary support 5. Operational performance of the Audit Committee 6. Operational performance of the Risk Management Committee 7. Operational performance of the BOD	**Reported**	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended
November 7, 2024 [Special Meeting]												
<Reporting Items> 1. Report on acquisition and cancellation of the treasury stock 2. Report on financial customer protection on-site consulting results for subsidiaries 3. ESG Strategy Committee operational performance 4. Operational performance of the Subsidiary's CEO Recommendation Committee 5. Operational performance of the Independent Director and Audit Committee Member Recommendation Committee 6. Sharing of customer information among group subsidiaries and inspection for 3Q 2024 7. Operational performance of the BOD	**Reported**	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended

BOD Meetings in 2024 (continued)

Meetings in 2024, After 23rd AGM

Agenda	Results	J.W. YOON	H.D. JIN	S.K. KWAK	H. BAE	Y.G. LEE	J.B. CHOI	J.S. KIM	S.J. SONG	Y.G. CHOI	O.D. JIN	S.H. JUNG
December 5, 2024 [Special Meeting]												
1. Approval of the Group's management plan and budget for 2025	**Approved**	For	For	For	For	For	For	For	For	For	For	For
2. Setting limits on KRW bond issuance and submission of consolidated report	**Approved**	For	For	For	For	For	For	For	For	For	For	For
3. Setting limits on foreign currency bond issuance in 2025	**Approved**	For	For	For	For	For	For	For	For	For	For	For
4. Setting limits on financial support for subsidiaries in 2025	**Approved**	For	For	For	For	For	For	For	For	For	For	For
5. Issuance of write down contingent convertible bond	**Approved**	For	For	For	For	For	For	For	For	For	For	For
6. Amendment to Financial Reporting Internal Control regulation	**Approved**	For	For	For	For	For	For	For	For	For	For	For
7. Amendment to Group Internal Control regulation	**Approved**	For	For	For	For	For	For	For	For	For	For	For
8. Composition of the BOD in 2025	**Approved**	For	For	For	For	For	For	For	For	For	For	For
<Reporting Items> 1. Report on the Direction of Corporate Reorganization for 2025 2. Matters related to write down contingent convertible bond(subordinated) early repayment 3. Discussion on matters related to Subsidiaries of SFG 4. Reporting on measures taken to overcome obstacles in accordance with Insolvency Resolution Plan 5. Operational performance of the Audit Committee 6. Operational performance of the Risk Management Committee 7. Operational performance of the Subsidiary's CEO Recommendation Committee 8. Operational performance of the Independent Director and Audit Committee Member Recommendation Committee 9. Operational performance of the BOD	**Reported**	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended
December 19, 2024 [Special Meeting]												
1. Appointment of executives other than directors	**Approved**	For	For	For	For	For	For	For	For	For	For	For
2. Approval on Shinhan Financial Group responsibility structure diagram	**Approved**	For	For	For	For	For	For	For	For	For	For	For
<Reporting Items> 1. Reporting on donations to nonprofit organizations affiliated with outside directors 2. Operational performance of the Audit Committee 3. Operational performance of the BOD	**Reported**	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended

BOD Sub-Committee Meetings in 2024

1. Risk Management Committee

The purpose and responsibilities of the Risk Management Committee are as follows:

- Establishment of basic risk management policies and strategy
- Determining the risk limit of the company and subsidiaries
- Approval of appropriate investment limit or loss allowance limit
- Enactment and revision of the Group risk management regulations and the Group Risk Council regulations
- Risk management organization structure division of work
- Operation of the risk management system
- Other matters deemed necessary by the Board and the Committee

Risk Management Committee

SONG Seongjoo

Risk Management Committee Chair

2024	Committee Members	Attendance*
Before March 2024 (23rd AGM)	LEE Yong Guk	1/1
	CHOI Jae Boong	1/1
	SUNG Jaeho	1/1
After March 2024 (23rd AGM)	SONG Seongjoo	11/11
	LEE Yong Guk	11/11
	CHOI Young Gwon	11/11

* Attendance: Attended Meetings / Total Meeting Held

2024 Key Agenda



Fortifying Asset Quality Management (Real Estate Finance, etc.)	Bolstering Non-Financial Risk Management System (Customer Asset Risk, Operational Risk)
⊕ Please refer to page 48 for more	⊕ Please refer to page 48 for more

Meetings in 2024, Before 23rd AGM

Date	Agenda	Results	Director		
			Y.G. LEE	J.B. CHOI	J.H. SUNG
			Votes Cast		
	1. Revision of group management regulation(proposal)	**Approved**	For	For	For
2024. 02.08	<Reporting Items> 1) Report on the implementation plan for integrated crisis situation analysis as of the end of December 2023 2) Report on the operation(proposal) of the risk adjustment performance evaluation index in 2024 3) Report on the selection of priority control areas and the setting of exposure limits in 2024 4) Introduction and management plan for Basel large exposure limit regulation 5) Regular report for Q4 2023 6) Report on the results of holding the Risk Management Council	**Reported**	Attended	Attended	Attended

BOD Sub-Committee Meetings in 2024 (Continued)

Meetings in 2024, After 23rd AGM

Date	Agenda	Results	Y.G. Lee	S.J. SONG	Y.G. CHOI
			Director		
			Votes Cast		
2024. 03.26	1. Appointment of the Chair of the Risk Management Committee	Approved	For	For	For
2024. 04.26	<Deliberation Item> 1. Matters related to Shinhan Financial Group subsidiaries, etc.	Deliberation completed	Attended	Attended	Attended
2024. 05.09	1. Capital management plan/emergency procurement plan in accordance to integrated situation analysis result 2. Report on changes to Shinhan Bank's credit risk internal rating regulation	Approved	For	For	For
	<Deliberation Items> 1) Proposal for exclusion of Shinhan AI as a subsidiary	Deliberation completed	Attended	Attended	Attended
	<Reporting Items> 1. Report on changes to Shinhan Card/Jeju Bank's credit risk internal rating regulations 2. Report on the results of the Group's country-specific exposure limits for 2024 3. Completion report on the group operational risk management system improvement program 4. Regular report for Q1 2024 5. Report on the results of the Group's Risk Management Council	Reported	Attended	Attended	Attended
2024. 07.02	<Reporting Items> 1. Matters related to Shinhan Financial Group subsidiaries, etc.	Reported	Attended	Attended	Attended
2024. 07.16	<Deliberation Items> 1. Issuance of contingent convertible bonds 2. Shinhan Financial Group's subsidiaries, etc.	Deliberation completed	Attended	Attended	Attended
2024. 08.08	<Reporting Items> 1. Report on the implementation plan for integrated crisis situation analysis as of the end of June 2024 2. Report on business unit and company-specific credit exposure limit setting for 2024 3. Progress report on the group corporate credit rating system improvement project 4. Report on the approval of changes to the Shinhan Bank's credit risk internal rating methodology 5. Report on 2023 Financial Supervisory Service regular inspection result 6. Regular report for Q2 2024 7. Report on the results of holding the Risk Management Council 8. Report on the results of the regular validation of group operational risk loss data	Reported	Attended	Attended	Attended
2024. 09.10	<Reporting Items> 1. Matters related to Shinhan Financial Group subsidiaries, etc.	Reported	Attended	Attended	Attended
2024. 10.10	1. Integrated crisis situation analysis result and capital management plan/emergency procurement plan accordingly	Approved	For	For	For
	<Deliberation Item> 1. 2024 Group Recovery and Resolution Plan(proposal)	Deliberation completed	Attended	Attended	Attended
2024. 10.25	<Deliberation items> 1. Matters related to Shinhan Financial Group subsidiaries, etc.	Deliberation completed	Attended	Attended	Attended
	<Reporting Items> 1) Matters regarding losses from future trading by Shinhan Securities as a LP	Reported	Attended	Attended	Attended

BOD Sub-Committee Meetings in 2024 (Continued)

Meetings in 2024, After 23rd AGM

Date	Agenda	Results	Director		
			Y.G. Lee	S.J. SONG	Y.G. CHOI
			Votes Cast		
2024.11.07	<Reporting Items> 1. Direction of risk management strategy in 2025 2. Regular Report for 3Q 2024 3. Report on the results of the Risk Management Council 4. Report on the results of regular suitability verification for the integrated stress tests	Reported	Attended	Attended	Attended
2024.12.05	<Deliberation items> 1. Deliberation on the issuance of contingent convertible bonds	Deliberation completed	Attended	Attended	Attended
	1. 2025 Risk Management Plan(proposal) 2. Setting the liquidity risk limit for 2024 for the group	Approved	For	For	For
	<Reporting Items> 1. Matters related to Shinhan Financial Group subsidiaries, etc. 2. Report on the internal capital adequacy evaluation 3. Report on the results of regular suitability verification for the non-retail credit rating model and PD components 4. Report on the results of regular suitability verification for the credit-risk-weighted asset calculation system	Reported	Attended	Attended	Attended

BOD Sub-Committee Meetings in 2024

2. Remuneration Committee

The purpose and responsibilities of the Remuneration Committee are as follows:

- Matters concerning the size and payment method of compensation for the company's management, etc.
- Matters concerning the preparation and disclosure of annual reports on remuneration of the management
- Matters concerning the design, operation, and evaluation of the management remuneration system, etc.
- Matters concerning the evaluation and remuneration of subsidiaries' CEOs
- Matters relating to decision-making procedures for remuneration policies
- Other matters related to remuneration

Remuneration Committee

CHOI Young Gwon

Remuneration Committee Chair

2024	Committee Members	Attendance*
Before March 2024 (23rd AGM)	SUNG Jaeho	2/2
	KWAK Su Keun	2/2
	KIM Jo Seol	2/2
	LEE Yoon-jae	2/2
After March 2024 (23rd AGM)	CHOI Young Gwon	2/2
	KWAK Su Keun	2/2
	KIM Jo Seol	2/2

* Attendance: Attended Meetings / Total Meeting Held

2024 Key Agenda

Setting Management KPIs in alignment to Shareholder Value Enhancement	Strengthening the Risk Check System with Regards to Management Remuneration
+ Please refer to page 65 for more	+ Please refer to page 66 for more

Meetings in 2024, Before 23rd AGM

Date	Agenda	Results	J.H. SUNG	J.S. KIM	S.K. KWAK	Y.J. LEE
			Votes Cast			
2024.02.29	1. Confirmation of the Group CEO's performance evaluation in 2023	Approved	For	For	For	Against*
	2. Establishment of the 2024 performance evaluation system for management, etc.	Amendment Approved	For	For	For	For
	3. Confirmation of subsidiary performance evaluation in 2023	Approved	For	For	For	Against*
	4. Establishment of the 2024 subsidiary performance evaluation system	Approved	For	For	For	For
	5. Establishment of the 2024 remuneration system for management, etc.,	Approved	For	For	For	For
	6. Evaluation of the adequacy of the structure and operation of the 2023 remuneration system	Approved	For	For	For	Against*
	7. Preparation and disclosure of annual report on the 2023 remuneration system	Approved	For	For	For	For
2024.03.12	1. Confirmation of performance evaluation and remuneration for management in 2023	Approved	For	For	For	For

* Disagreements on some evaluation results

< 81 >

BOD Sub-Committee Meetings in 2024 (Continued)

Meetings in 2024, After 23rd AGM

Date	Agenda	Results	Director J.S. KIM	Director S.K. KWAK	Director Y.G. CHOI
			Votes Cast		
2024. 03.26	1.Appointment of the Chair of the Remuneration Committee	**Approved**	For	For	For
2024. 04.26	1. Establishment of the 2024 performance evaluation system for the management, etc.	**Approved**	For	For	For
	<Reporting Item> 1. Decision on the cancellation of long-term remuneration	**Reported**	Attended	Attended	Attended

BOD Sub-Committee Meetings in 2024

3. Audit Committee

The purpose and responsibilities of the Audit Committee are as follows:

- Oversight on the management
- Selection of external auditor and request for dismissal of external auditor
- Other matters related to audit work as stipulated in the Articles of Incorporation and internal regulations



Audit Committee

KWAK Su Keun

Audit Committee Chair

2024	Committee Members	Attendance*
Before March 2024 (23rd AGM)	YOON Jaewon	4/4
	KWAK Su Keun	4/4
	BAE Hoon	4/4
After March 2024 (23rd AGM)	KWAK Su Keun	12/12
	BAE Hoon	12/12
	YOON Jaewon	12/12

* Attendance: Attended Meetings / Total Meeting Held

2024 Key Agenda



Strengthening IT Audits to Respond to Electronic Financial Accidents

+ Please refer to page 59 for more

Strengthening Management, Supervision and Communication with External Auditor

+ Please refer to page 59 for more

Meetings in 2024, Before 23rd AGM

Date	Agenda	Results	Director		
			J.W. YOON	H. BAE	S.K. KWAK
			Votes Cast		
2024. 02.08	1. Approval of audit contracts of subsidiaries, etc.	Approved	For	For	For
	2. 2024 performance goal setting for internal auditor	Approved	For	For	For
	<Reporting and Deliberation Items> 1. Group compliance officer activities in 2023 and plans for 2024 2. 4Q2023 audit activities 3. Performance evaluation criteria for subsidiaries' standing auditors in 2024 4. Report on audit activity results 5. Report on Subsidiary's Audit Committee meeting	Reported	Attended	Attended	Attended
2024. 02.27	<Reporting and Deliberation Items> 1. 2023 key audit matters report by an external auditor 2. 2023 year-end closing interim report and communication with an external auditor 3. Interim report on the 2023 accounting audit by the internal audit department	Reported	Attended	Attended	Attended

BOD Sub-Committee Meetings in 2024 (Continued)

Meetings in 2024, Before 23rd AGM

Date	Agenda	Results	Director J.W. YOON	Director H. BAE	Director S.K. KWAK
			Votes Cast		
2024. 03.04	1. Results of the 23rd annual audit	Approved	For	For	For
	2. Evaluation of the operation status of the internal accounting control system in 2023	Approved	For	For	For
	3. Evaluation of the operation status of the internal monitoring system	Approved	For	For	For
	4. Performance evaluation criteria for subsidiaries' standing auditors in 2024	Amendment Approved	For	For	For
	5. Approval of audit and non-audit contracts for the Group and subsidiaries, etc.	Approved	For	For	For
	<Reporting and Deliberation Items> 1. The management's operational status of the internal accounting control system in 2023 2. 2023 financial statement audit results by an external auditor 3. 2023 internal audit control review results by an external auditor 4. Audit results for anti-money laundering operations 5. Progress of audit activities 6. Audit committee activity evaluation	Reported	Attended	Attended	Attended
2024. 03.04	1. The statement of opinions on agenda items for the 23rd Annual General Meeting of Shareholders	Approved	For	For	For

Meetings in 2024, After 23rd AGM

Date	Agenda	Results	Director J.W. YOON	Director H. BAE	Director S.K. KWAK
			Votes Cast		
2024. 03.26	1. Appointment of the Chair of Audit Committee and delegation of authority	Approved	For	For	For
2024. 04.17	<Reporting and Deliberation Item> 1. PCAOB standard audit results for 2023 by an external auditor	Reported	Attended	Attended	Attended
2024. 04.26	1. Approval of audit contracts for subsidiaries, etc.	Approved	For	For	For
	<Reporting and Deliberation Items> 1. Review of the adequacy of disclosure policies formulation and execution 2. 1Q2024 audit activities 3. Audit activities 4. Status of subsidiary's Audit Committee 5. Operation plan of the internal accounting control system in 2024	Reported	Attended	Attended	Attended
2024. 05.09	<Reporting and Deliberation Items> 1. Evaluation of audit activities by external auditors in 2023 2. External auditor's audit plan for 2024 3. 1Q2024 financial statement review results by an external auditor 4. Review of the adequacy of the operation of the internal control system	Reported	Attended	Attended	Attended
2024. 07.26	1. Approval and confirmation of audit contracts of subsidiaries, etc.	Approved	For	For	For
	<Reporting and Deliberation Items> 1. Audit activities 2. Group compliance officer activities in 1H2024	Reported	Attended	Attended	Attended

BOD Sub-Committee Meetings in 2024 (Continued)

Meetings in 2024, After 23rd AGM

Date	Agenda	Results	Director		
			J.W. YOON	H. BAE	S.K. KWAK
			Votes Cast		
2024. 08.08	1. Approval of audit and non-audit contracts for subsidiaries, etc.	Approved	For	For	For
	<Reporting and Deliberation Items> 1. Report on Audit work 2. 2Q24 audit activities 3. Status of subsidiary's Audit Committee 4. 1H2024 financial statement review results by an external auditor	Reported	Attended	Attended	Attended
2024. 10.10	1. Approval and confirmation of audit contracts of subsidiaries, etc.	Approved	For	For	For
	<Deliberation Items> 1. Internal audit department's 2024 accounting audit plan 2. Amendments to the Audit Committee Regulations(plan) 3. Review of external auditor independence	Deliberation Approved	Attended	Attended	Attended
	<Reporting Items> 1. Audit results of the Group's Internal normalization plan 2. Report on audit work 3. Investigation results on transactions involving relatives of Group executives	Reported	Attended	Attended	Attended
2024. 10.23	<Reporting Item> 1. Shinhan Securities incident	Reported	Attended	Attended	Attended
2024. 11.07	1. Approval and confirmation of audit contracts of subsidiaries, etc.	Approved	For	For	For
	<Reporting Items> 1. Report on audit work 2. 3Q2024 audit activities 3. Status of subsidiary's Audit Committee 4. 3Q2024 financial statement review results by an external auditor	Reported	Attended	Attended	Attended
2024. 12.05	1. 2024 performance evaluation of the internal audit officer	Approved	For	For	For
	2. Approval and confirmation of audit contracts of subsidiaries, etc.	Approved	For	For	For
	3. Amendment of the internal control regulation on financial reporting	Approved	For	For	For
	<Deliberation Items> 1. 2025 budget of the internal audit department 2. Review of external auditor independence 3. Review of amendments to the Group internal control regulations	Deliberation Approved	Attended	Attended	Attended
	<Reporting Items> 1. Completion of the consolidated CSM calculation system development 2. Results of interim evaluation of the internal accounting control system by the management in 2024 3. Report on audit work	Reported	Attended	Attended	Attended
2024. 12.19	1. Consent to the appointment and dismissal of the head of internal audit	Approved	For	For	For
2024. 12.26	1. Approval and confirmation of audit contracts of subsidiaries, etc.	Approved	For	For	For
	2. The performance evaluation criteria of full-time Audit Committee members of subsidiaries in 2024	Approved	For	For	For
	3. Approval of audit plans for 2025	Approved	For	For	For
	<Reporting Items> 1. Results of interim evaluation of the external auditor's activities in 2022 2. Results of interim evaluation of the operational status of the internal accounting control system by the internal audit department 3. Results of interim evaluation of the internal accounting control system by an external auditor in 2024	Reported	Attended	Attended	Attended

BOD Sub-Committee Meetings in 2024

4. Independent Director and Audit Committee Member Recommendation Committee

The purpose and responsibilities of the are as follows:

- Establishment, review, and amendment of principles for appointing independent directors and auditor committee members
- Recommendation of independent directors and auditor committee members to be put on vote at the general meeting of shareholders
- Regular management and verification of the independent director candidate pool



Independent Director and Audit Committee Member Recommendation Committee

CHOI Jae Boong

Independent Director and Audit Committee Member Recommendation Committee **Chair**

2024	Committee Members	Attendance*
Before March 2024 (23rd AGM)	CHOI Jae Boong	2/2
	KIM Jo Seol	2/2
	YOON Jaewon	2/2
	LEE Yong Guk	2/2
	JIN Hyun-duk	2/2
After March 2024 (23rd AGM)	CHOI Jae Boong	6/6
	KIM Jo Seol	6/6
	JIN Hyun-duk	6/6
	SONG Seongjoo	6/6

* Attendance: Attended Meetings / Total Meeting Held

2024 Key Agenda

Improvements to Independent Director Candidate Pool Management System, Recommendation Process, etc.	Recommendation of Independent Director and Audit Committee Member Candidates
⊕ Please refer to page 35 for more	⊕ Please refer to pages 19, 56 for more

Meetings in 2024, Before 23rd AGM

Date	Agenda	Result	Director								
			J.H. SUNG	Y.J. LEE	J.W. YOON	H.D. JIN	S.K. KWAK	H. BAE	Y.G. LEE	J.B. CHOI	J.S. KIM
			Votes Cast								
2024. 02.08	1. Recommendation of Independent Director Candidates	Approved	Non-participating Member	Non-participating Member	For	For	Non-participating Member	Non-participating Member	For	For	For
	\<Reporting Items\> 1. Report on the operating process of the Independent Director and Audit Committee Member Recommendation Committee in 2024 2. Report on evaluation results for independent directors in 2023 3. Report on the qualifications and recommendation process of the Audit Committee candidates in 2024	Reported	Non-participating Member	Non-participating Member	Attended	Attended	Non-participating Member	Non-participating Member	Attended	Attended	Attended
2024. 03.04	1. Recommendation of Independent Director candidates to serves as Audit Committee Members	Approved	For	For	For	For	For	For	For	For	For
	2. Recommendation of Independent Director candidates	Approved	For	For	For	For	For	For	For	For	For
	3. Recommendation of Audit Committee Members	Approved	For	For	For	For	For	For	For	For	For

BOD Sub-Committee Meetings in 2024 (Continued)

Meetings in 2024, After 23rd AGM

Date	Agenda	Results	Director H.D. JIN	J.B. CHOI	J.S. KIM	S.J. SONG
			Votes Cast			
2024. 03.26	1. Appointment of the Chair of the Independent Director and Audit Committee Member Recommendation Committee	**Approved**	For	For	For	For
2024. 04.26	1. Management of Independent Director candidates	**Approved**	For	For	For	For
2024. 08.08	<Reporting Item> 1. Improvement of the Board Skill Matrix and Measures to enhance the Collective Suitability of the Board	**Reported**	Attended	Attended	Attended	Attended
2024. 10.10	1. Improvement of the Board Skill Matrix and establishing criteria for the Collective Suitability of the Board(proposal)	**Approved**	For	For	For	For
	<Reporting Item> 1. Proposals for operating the advisory group in 2025	**Reported**	Attended	Attended	Attended	Attended
2024. 11.07	1. Management of independent director candidates	**Approved**	For	For	For	For
	2. Operation of the advisory group in 2025(proposal)	**Approved**	For	For	For	For
	<Reporting Items> 1. Independent Director candidate recommendation principles for 2025(proposal)	**Reported**	Attended	Attended	Attended	Attended
2024. 12.05	1. Establishment of the independent director candidate recommendation principles for 2025	**Approved**	For	For	For	For

< 87 >

BOD Sub-Committee Meetings in 2024

5. CEO Recommendation Committee

The purpose and responsibilities of the CEO Recommendation Committee are as follows:

- Support for CEO succession
- Establishment of qualifications and eligibility of the CEO
- Recommendation of CEO candidates
- Selection and verification of candidates for the CEO and overall candidate management

CEO Recommendation Committee

YOON Jaewon

CEO Recommendation Committee Chair

2024	Committee Members	Attendance*
Before March 2024 (23rd AGM)	SUNG Jaeho	1/1
	BAE Hoon	1/1
	LEE Yong Guk	1/1
	LEE Yoon-jae	1/1
	JIN Hyun-duk	1/1
	CHOI Jae Boong	1/1
After March 2024 (23rd AGM)	YOON Jaewon	4/4
	BAE Hoon	4/4
	JIN Hyun-duk	4/4
	CHOI Young Gwon	4/4
	CHOI Jae Boong	4/4

* Attendance: Attended Meetings / Total Meeting Held

2024 Key Agenda

Improvements to the Selection and Management of CEO Candidate Pool	Procedural Improvements to CEO Succession
⊕ Please refer to page 40 for more	⊕ Please refer to page 41 for more

Meetings in 2024, Before 23rd AGM

Date	Agenda	Results	Director					
			J.H. SUNG	Y.J. LEE	H. BAE	Y.G. LEE	H.D. JIN	J.B. CHOI
			Votes Cast					
2024. 03.04	1. Evaluation and deliberation of CEO candidates for 2023	Approved	For	For	For	For	For	For
	2. Selection of CEO candidates for 2024	Approved	For	For	For	For	For	For

< 88 >

BOD Sub-Committee Meetings in 2024 (Continued)

Meetings in 2024, Before 23rd AGM

Date	Agenda	Results	Director				
			J.W. Yoon	H. BAE	H.D. JIN	J.B. CHOI	Y.G. CHOI
			Votes Cast				
2024. 03.26	1. Appointment of the Chair of the CEO Recommendation Committee	**Approved**	For	For	For	For	For
2024. 04.26	<Reporting Items> 1. Performance evaluation results of the Group's management succession candidate pool in 2023 2. Development plan for the Group's management succession candidate pool for 2024 3. CEO Succession Plan enhancement plan	**Reported**	Attended	Attended	Attended	Attended	Attended
2024. 07.26	<Reporting Item> 1. CEO Recommendation Committee regulation amendment(plan)	**Reported**	Attended	Attended	Attended	Attended	Attended
2024. 08.08	1. Amendment of CEO Succession Plan	**Approved**	For	For	For	For	For
	2. Adequacy assessment of CEO Succession Plan	**Approved**	For	For	For	For	For
	3. CEO candidate recommendation	**Approved**	For	For	For	For	For

BOD Sub-Committee Meetings in 2024

6. ESG Strategy Committee

The purpose and responsibilities of the ESG Strategy Committee are as follows:

- Establish ESG strategy
- Matters related to the establishment and amendment of guidelines/policies related to sustainable management, including eco-friendly management and response to climate change, as well as socially responsible management
- Other matters related to sustainable management as deemed necessary by the committee Chair

ESG Strategy Committee

LEE Yong Guk

ESG Strategy Committee Chair

2024	Committee Members	Attendance*
Before March 2024 (23rd AGM)	KWAK Su Keun	1/1
	JIN Okdong	1/1
	KIM Jo Seol	1/1
	YOON Jaewon	1/1
	LEE Yong Guk	1/1
After March 2024 (23rd AGM)	LEE Yong Guk	3/3
	KIM Jo Seol	3/3
	CHOI Jae Boong	3/3
	JIN Okdong	3/3
	JUNG Sang Hyuk	3/3

* Attendance: Attended Meetings / Total Meeting Held

2024 Key Agenda

Expanding Eco-friendly and Transition Finance	Response Measures to Mandatory ESG Disclosure
+ Please refer to page 50 for more	+ Please refer to page 50 for more

Meetings in 2024, After 23rd AGM

Date	Agenda	Results	Director
			Y.G. LEE	J.S. KIM	J.B. CHOI	O.D JIN	S.H JUNG
			Votes Cast
2024. 03.26	1. Appointment of the Chair of ESG Strategy Committee	Approved	For	For	For	For	For

BOD Sub-Committee Meetings in 2024 (Continued)

Meetings in 2024, After 23rd AGM

Date	Agenda	Results	Director Y.G. LEE	Director J.S. KIM	Director J.B. CHOI	Director O.D. JIN	Director S.H. JUNG
			Votes Cast				
2024.05.09	1. Amendment of the ESG Strategy Committee regulations	Approved	For	For	For	For	For
	<Reporting Items> 1. 1Q2024 ESG Progress Dashboard 2. Status of key Eco-friendly initiatives for 1H2024 (E) 3. Status of key Social contribution initiatives for 1H2024 (S)	Reported	Attended	Attended	Attended	Attended	Attended
2024.08.08	<Reporting Items> 1. 2Q2024 ESG Progress Dashboard 2. Response plan for mandatory ESG disclosures 3. Analysis of the 2023 ESG Value Index measurement results and future operational direction 4. Publication of the 2023 ESG Report	Reported	Attended	Attended	Attended	Attended	Attended
2024.11.07	<Reporting Items> 1. 3Q2024 ESG Progress Dashboard 2. Key achievements in E(Environmental) and strategic directions for 2025 3. Key achievements in S(Social) and strategic directions for 2025 ※ Including 2025 contribution plan for Shinhan Financial Group Hope Foundation	Reported	Attended	Attended	Attended	Attended	Attended

91

BOD Sub-Committee Meetings in 2024

7. Subsidiary's CEO Recommendation Committee

The purpose and responsibilities of the Subsidiary's CEO Recommendation Committee are as follows:

- Supporting the CEO succession of the subsidiaries
- Establishing the qualifications and eligibility of the subsidiary's CEO
- Selection and verification of candidates for subsidiary's CEO and overall candidate management
- Candidate recommendation for subsidiary's CEO
- Matters concerning the leadership evaluation of the subsidiary's CEO



Subsidiary's CEO Recommendation Committee

JIN Okdong

Subsidiary's CEO Recommendation Committee Chair

2024	Committee Members	Attendance*
Before March 2024 (23rd AGM)	JIN Okdong	1/1
	KWAK Su Keun	1/1
	BAE Hoon	1/1
	SUNG Jaeho	1/1
	LEE Yoon-jae	1/1
After March 2024 (23rd AGM)	JIN Okdong	8/8
	KWAK Su Keun	8/8
	BAE Hoon	8/8
	YOON Jaewon	8/8
	LEE Yong Guk	8/8

* Attendance: Attended Meetings / Total Meeting Held

2024 Key Agenda

Improvements to the Selection and Management of Subsidiaries' CEO Candidate Pool	Procedural Improvements to Subsidiary CEO Succession
⊕ Please refer to page 40 for more	⊕ Please refer to page 41 for more

Meetings in 2024, Before 23rd AGM

Date	Agenda	Results	Director				
			O.D. JIN	J.H. SUNG	Y.J. LEE	S.K. KWAK	H. BAE
			Votes Cast				
2024. 03.04	1. Leadership evaluation of subsidiary CEOs in 2023	Approved	For	For	For	For	For
	2. Establishment of leadership evaluation system for management in 2024	Approved	For	For	For	For	For
	3. Selection of CEO candidates for subsidiaries in 2024	Approved	For	For	For	For	For

BOD Sub-Committee Meetings in 2024 (Continued)

Meetings in 2024, After 23rd AGM

Date	Agenda	Results	Director				
			O.D. JIN	S.K. KWAK	H. BAE	J.W. YOON	Y.G. LEE
			Votes Cast				
2024.04.26	1. Deliberation on the evaluation of CEO candidates of subsidiaries in 2023	Approved	For	For	For	For	For
	<Reporting Item> 1. Enhancement of subsidiary CEO succession plan	Reported	Attended	Attended	Attended	Attended	Attended
2024.07.26	<Reporting Item> 1. Amendment of Subsidiary's CEO Recommendation Committee regulation	Reported	Attended	Attended	Attended	Attended	Attended
2024.09.10	1. Amendment of Subsidiary CEO Succession Plan	Approved	For	For	For	For	For
	2. Adequacy assessment of Subsidiary CEO Succession Plan	Approved	For	For	For	For	For
	3. Selection of subsidiary CEO candidates	Approved	For	For	For	For	For
	4. Subsidiary CEO candidate recommendation	Approved	For	For	For	For	For
2024.10.10	1. Subsidiary CEO candidate recommendation	Approved	For	For	For	For	For
2024.11.07	1. Subsidiary CEO candidate recommendation	Approved	For	For	For	For	For
2024.11.15	1. Leadership evaluation for CEO of subsidiaries in 2024	Approved	For	For	For	For	For
	2. Subsidiary CEO candidate recommendation	Approved	For	For	For	For	For
2024.12.03	1. Subsidiary CEO candidate recommendation	Approved	For	For	For	For	For
2024.12.05	1. Subsidiary CEO candidate recommendation	Approved	For	For	For	For	For

Executive Stock Ownership

(As of end of FY2024)   (Unit: share)

Name	Gender	Year of Birth	Title	Registered	No. of Shares Owned		Relation to the Largest Shareholder	Director Since	Tenure
					Voting Shares	Non-voting Shares			
YOON Jaewon	F	1970.08	Independent Director(Chair)	Registered	-	-	None	2020.03	2025.03
KWAK Su Keun	M	1953.08	Independent Director	Registered	-	-	None	2021.03	2025.03
KIM Jo Seol	F	1964.05	Independent Director	Registered	-	-	None	2022.03	2025.03
BAE Hoon	M	1950.11	Independent Director	Registered	14,773	-	None	2021.03	2025.03
SONG Seongjoo	F	1971.03	Independent Director	Registered	-	-	None	2024.03	2026.03
LEE Yong Guk	M	1964.05	Independent Director	Registered	-	-	None	2021.03	2025.03
JIN Hyun-duk	M	1953.03	Independent Director	Registered	9,105	-	None	2020.03	2025.03
CHOI Young Gwon	M	1964.07	Independent Director	Registered	2,000	-	None	2024.03	2026.03
CHOI Jae Boong	M	1965.02	Independent Director	Registered	-	-	None	2021.03	2025.03
JIN Okdong	M	1961.02	Executive Director(CEO)	Registered	18,937	-	None	2023.03	2026.03
JUNG Sang Hyuk	M	1964.11	Non-executive Director	Registered	16,940	-	None	2023.03	2025.03
KOH Seog-Heon	M	1968.09	Deputy President	Non-registered	5,503	-	None	2022.01	2025.12
CHUN Sang Yung	M	1969.07	Deputy President	Non-registered	5,593	-	None	2024.01	2025.12
LEE Een-Kyoon	M	1967.04	Deputy President	Non-registered	10,576	-	None	2019.01	2025.12
PARK Hyun Ju	F	1965.04	Deputy President	Non-registered	3,805	-	None	2023.07	2025.12
BANG Dong Kwon	M	1966.02	Deputy President	Non-registered	5,133	-	None	2020.01	2025.12
LEE Young Ho	M	1970.10	Executive Head	Non-registered	3,798	-	None	2024.01	2026.12
KIM Jion	F	1968.05	Executive Head	Non-registered	9,297	-	None	2024.01	2025.12
KIM Jun Hwan	M	1972.06	Executive Head	Non-registered	-	-	None	2024.01	2025.12

Note1) The term of office of the aforementioned registered directors expires on the date of the Annual General Meeting of Shareholders in the respective years

Contact us

PARK Cheol Woo | IR Executive Officer   cheol.park@shinhan.com

KIM Jiho | Deputy Head of IR   jihokim@shinhan.com

CHA Jina | IR Senior Manager   chajina@shinhan.com

YUN Ji Soo | IR Manager   superyun51@shinhan.com
